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                                                                     EXHIBIT 2.2

                        UNITED STATES BANKRUPTCY COURT
                             DISTRICT OF DELAWARE

--------------------------------X
                                :
In re

                                :        Chapter 11
PENNCORP FINANCIAL GROUP, INC.,          Case No. 00-888 (PJW)
                                :
                     Debtor.
                                :
--------------------------------X

                         DISCLOSURE STATEMENT PURSUANT
                    TO SECTION 1125 OF THE BANKRUPTCY CODE
                  WITH RESPECT TO THE PLAN OF REORGANIZATION
                PROPOSED BY PENNCORP FINANCIAL GROUP, INC. AND
              THE UNOFFICIAL COMMITTEE OF PREFERRED SHAREHOLDERS

WEIL, GOTSHAL & MANGES LLP              KIRKLAND & ELLIS
Co-Attorneys for the Debtor             Co-Attorneys for Inverness/Phoenix
767 Fifth Avenue                        Capital, LLC, the lead member of
New York, New York 10153                the Unofficial Committee of Preferred
(212) 310-8000                          Shareholders
                                        200 E. Randolph Drive
                                        Chicago, Illinois 60601
                                        (312) 861-2000

RICHARDS, LAYTON, & FINGER, P.A.        PACHULSKI, STANG, ZIEHL, YOUNG & JONES
Co-Attorneys for the Debtor             Co-Attorneys for Inverness/Phoenix
One Rodney Square                       Capital, LLC, the lead member of
P.O. Box 551                            the Unofficial Committee of Preferred
Wilmington, Delaware  19801             Shareholders
(302) 658-6541                          919 North Market Street
                                        Wilmington, Delaware  19801
                                        (302) 652-4400

Dated: Wilmington, Delaware
       April 25, 2000
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                               TABLE OF CONTENTS

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I. INTRODUCTION...........................................................................................   1

         A.       Holders of Equity Interests Entitled to Vote............................................   2

         B.       Voting Procedures and Exercise of Rights................................................   3

                  1.       Voting to Accept or Reject the Plan............................................   3

                  2.       Exercise of Rights.............................................................   4

         C.       Confirmation Hearing....................................................................   5

         D.       Overview of Chapter 11..................................................................   5

II. OVERVIEW OF DISTRIBUTIONS UNDER THE PLAN..............................................................   7

III. GENERAL INFORMATION..................................................................................  10

         A.       Description and History of the Debtor...................................................  10

                  1.       The Debtor.....................................................................  10

                  2.       Business.......................................................................  11

                  3.       History........................................................................  11

                  4.       Significant Indebtedness.......................................................  13

                           a.       Senior Subordinated Notes.............................................  13

                           b.       Credit Agreement and Cash Collateral Agreement........................  13

                  5.       Equity Interests...............................................................  13

                           a.       Preferred Stock Equity Interests......................................  13

                           b.       Common Stock Equity Interests.........................................  14

         B.       Events Leading to the Commencement of the Chapter 11 Case...............................  15

IV. EVENTS DURING THE CHAPTER 11 CASE.....................................................................  17

         A.       First Day Orders........................................................................  17

         B.       Appointment of the Creditors' Committee.................................................  17
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         C.       The Unofficial Committee of Preferred Shareholders......................................  18

         D.       The Proposed Sale of Southwestern Life and Security Life
                  and Subsequent Acceptance of the Recapitalization Offer.................................  18

V. THE PLAN OF REORGANIZATION.............................................................................  19

         A.       Classification and Treatment of Claims and Equity Interests.............................  20

                  1.       Administrative Expense Claims..................................................  20

                  2.       Compensation and Reimbursement Claims..........................................  20

                  3.       Priority Tax Claims............................................................  21

                  4.       Class 1 - Other Priority Claims................................................  22

                  5.       Class 2 - Bank Secured Claims..................................................  22

                  6.       Class 3 - Other Secured Claims.................................................  23

                  7.       Class 4 - Old Note Claims......................................................  23

                  8.       Class 5 - General Unsecured Claims.............................................  23

                  9.       Class 6 - Class Action Suit Claims.............................................  24

                  10.      Class 7 - Holders of Preferred Stock Equity Interests..........................  25

                  11.      Class 8 - Common Stock Equity Interests and Non-Settling Common Stock Claims...  25

         B.       Means for Implementation of the Plan....................................................  25

                  1.       Change of Name.................................................................  25

                  2.       Continued Corporate Existence and Vesting of Assets in the Reorganized Debtor..  25

                  3.       Cancellation of Notes, Instruments and Stock...................................  26

                  4.       Issuance of New Securities; Execution of Related Documents.....................  26

                  5.       Terms of the Rights Offering...................................................  26

                           a.       Overview..............................................................  27
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              b.       The Rights............................................................  27

              c.       The Record Date.......................................................  28

              d.       The Expiration Date...................................................  28

              e.       Subscription Privilege................................................  28

              f.       Subscription Price....................................................  28

              g.       Procedures for Exercise of Rights.....................................  28

              h.       Balloting Agent.......................................................  30

              i.       Conditions to Issuance of Shares......................................  31

     6.       Standby Purchase Agreement.....................................................  31

              a.       Material Terms........................................................  31

              b.       The Standby Purchasers................................................  32

              c.       Standby Purchasers' Compensation......................................  32

              d.       Indemnification of Standby Purchasers.................................  32

     7.       Proceeds.......................................................................  32

     8.       No Recommendation Regarding Exercise of the Rights.............................  32

     9.       The Rapoport/Sharpe Investment.................................................  33

              a.       Material Terms........................................................  33

     10.      Terms of the New Common Stock..................................................  34

     11.      Issuances to Management and Consultants........................................  35

     12.      Corporate Governance, Directors and Officers and Corporate Action..............  36

              a.       Amended Certificate of Incorporation..................................  36

              b.       Directors and Officers of the Reorganized Debtor......................  36

              c.       Corporate Action......................................................  37
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                           d.       Extraordinary Distribution............................................  37

                           e.       Sources of Cash for Plan Distributions................................  37

         C.       Treatment of Executory Contracts and Unexpired Leases...................................  37

                  1.       Assumption of Executory Contracts and Unexpired Leases.........................  37

                  2.       Claims Based on Rejection of Executory Contracts or Unexpired Leases...........  38

                  3.       Cure of Defaults for Executory Contracts and Unexpired Leases Assumed..........  38

                  4.       Indemnification of Directors, Officers and Employees...........................  38

                  5.       Compensation and Benefit Programs..............................................  39

         D.       Provisions Governing Distributions......................................................  39

                  1.       Distributions for Claims Allowed as of the Effective Date......................  39

                  2.       Distributions by the Reorganized Debtor; Distributions with Respect to Old
                           Notes..........................................................................  39

                  3.       Delivery of Distributions and Undeliverable or Unclaimed Distributions.........  40

                           a.       Delivery of Distributions in General..................................  40

                           b.       Undeliverable Distributions...........................................  40

                                    (i)     Undeliverable Distributions...................................  40

                                    (ii)    After Distributions Become Deliverable........................  40

                                    (iii)   Holding of Undeliverable Distributions........................  40

                                    (iv)    Compliance with Tax Requirements..............................  41

                  4.       Distribution Record Date.......................................................  41

                  5.       Timing and Calculation of Amounts to be Distributed............................  41

                  6.       No Fractional Shares...........................................................  41
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                  7.       Setoffs........................................................................  41

                  8.       Surrender of Canceled Instruments or Securities................................  42

                           a.       Surrender of Instruments..............................................  42

                           b.       Failure to Surrender Canceled Instruments.............................  42

                  9.       Lost, Mutilated or Destroyed Securities........................................  42

         E.       Procedures for Resolving Disputed Claims................................................  43

                  1.       Prosecution of Objections to Claims............................................  43

                  2.       Estimation of Claims...........................................................  43

                  3.       Payments and Distributions on Disputed Claims or Interests.....................  44

         F.       Conditions Precedent to Consummation of the Plan........................................  44

                  1.       Conditions Precedent to Consummation...........................................  44

                  2.       Effect of Non-Occurrence of Conditions to Consummation.........................  45

         G.       Release, Injunctive and Related Provisions..............................................  45

                  1.       Subordination..................................................................  45

                  2.       Limited Releases by the Debtor.................................................  45

                  3.       Preservation of Rights of Action...............................................  46

                  4.       Exculpation....................................................................  47

                  5.       Injunction.....................................................................  47

         H.       Retention of Jurisdiction...............................................................  47

         I.       Miscellaneous Provisions................................................................  48

                  1.       Dissolution of Creditors' Committee............................................  48

                  2.       Payment of Statutory Fees......................................................  49

                  3.       Discharge of Debtor............................................................  49
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                  4.       Modification of Plan...........................................................  49

                  5.       Revocation of Plan.............................................................  49

                  6.       Successors and Assigns.........................................................  49

                  7.       Reservation of Rights..........................................................  49

                  8.       Further Assurances.............................................................  50

VI. CONFIRMATION AND CONSUMMATION PROCEDURE...............................................................  50

         A.       Solicitation of Votes...................................................................  50

         B.       The Confirmation Hearing................................................................  50

         C.       Confirmation............................................................................  51

                  1.       Acceptance.....................................................................  52

                  2.       Unfair Discrimination and Fair and Equitable Tests.............................  52

                  3.       Feasibility....................................................................  52

                  4.       Best Interests Test............................................................  53

         D.       Consummation............................................................................  55

         E.       Exit Financing..........................................................................  55

VII. SECURITIES LAW MATTERS...............................................................................  55

VIII. CERTAIN HART-SCOTT-RODINO MATTERS...................................................................  57

IX. VALUATION.............................................................................................  58

         A.       Reorganization Values...................................................................  58

         B.       Projected Financial Information.........................................................  58

                  1.       Consolidated Condensed Projected Financial Statements Responsibility for and
                           Purpose of the Projections.....................................................  58
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                  2.       Summary of Significant Assumptions.............................................  60

                           a.         Consummation Date and Plan Terms....................................  60

                           b.       Economic Assumptions..................................................  60

                  3.       Background and Basis of Financial Statement Presentation.......................  61

                  4.       Significant Accounting Policies................................................  61

                  5.       Significant Statement of Financial Statement Assumptions.......................  61

                           a.       General...............................................................  61

                           b.       Specific Assumptions..................................................  62

X. CERTAIN RISK FACTORS TO BE CONSIDERED..................................................................  64

         A.       Overall Risks to Recovery by Holders of Claims..........................................  64

                  1.       Significant Holders............................................................  64

                  2.       Lack of Established Market for the New Common Stock............................  65

                  3.       Dividend Policies..............................................................  65

                  4.       Future Issuance of Preferred Stock.............................................  65

                  5.       Projected Financial Information................................................  66

                  6.       Business Factors and Competitive Conditions....................................  66

                  7.       Other..........................................................................  67

XI. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN...................................................  67

         A.       Consequences to Debtor..................................................................  68

                  1.       Limitations on Loss Carryforwards and Other Tax Benefits.......................  68

                  2.       Alternative Minimum Tax........................................................  71

         B.       Consequences to Holders of Preferred Stock Equity Interests (Class 7)...................  71
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XII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN............................................  72

         A.       Liquidation Under Chapter 7.............................................................  72

         B.       Alternative Plan of Reorganization......................................................  73

XIII. CONCLUSION AND RECOMMENDATION.......................................................................  74
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                                     viii
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                               I.   INTRODUCTION

          PennCorp Financial Group, Inc. (the "Debtor") and the Unofficial Committee of Preferred Shareholders (the "Preferreds' Committee" and, collectively with the Debtor, the "Proponents") submit this Disclosure Statement pursuant to section 1125 of title 11 of the United States Code (the "Bankruptcy Code") to Holders of Claims against and Equity Interests in the Debtor in connection with (i) the solicitation of acceptances of the Proponents' Plan of Reorganization of PennCorp Financial Group, Inc. dated April 25, 2000, as the same may be amended (the "Plan") filed by the Proponents with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and (ii) the hearing to consider confirmation of the Plan (the "Confirmation Hearing") scheduled for June 5, 2000 at 4:00 p.m.

          UNLESS OTHERWISE DEFINED HEREIN, ALL CAPITALIZED TERMS CONTAINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE PLAN.

          Attached as Exhibits to this Disclosure Statement are copies of the following:

     .    The Plan (Exhibit A);

     . Order of the Bankruptcy Court dated April 25, 2000 (the "Disclosure Statement Order"), among other things, approving the Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);

     .    Form of Subscription Agreement (Exhibit C);

     .    Standby Purchase Agreement (Exhibit D);

     .    PennCorp Financial Group, Inc. 1999 Form 10-K (Exhibit E);

     . PennCorp Financial Group, Inc. Projected Financial Information (Exhibit F); and

     .    PennCorp Financial Group, Inc. Liquidation Analysis (Exhibit G).

          In addition, a Ballot providing for (i) the acceptance or rejection of the Plan and (ii) the exercise of rights to purchase shares of New Common Stock of the Reorganized Debtor is enclosed with the Disclosure Statement submitted to the Holders of Preferred Stock Equity Interests as of April 25, 2000. Certain other documents, including documents referenced in exhibits hereto, the Amended Certificate of Incorporation of the Reorganized Debtor and the By-Laws of the Reorganized Debtor shall be contained in a supplement and filed with the Clerk of the Bankruptcy Court at least fifteen days prior to the last day upon which Holders of Preferred Stock Equity Interests may vote to accept or reject the Plan. Upon its filing with the Bankruptcy Court, such supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal business hours. Holders of Claims and Equity Interests may obtain a copy of such supplement upon written request to the Debtor pursuant to Article XII.L of the Plan.
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          On April 25, 2000, after notice and a hearing, the Bankruptcy Court entered the Disclosure Statement Order approving this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of the Debtor's creditors and equity interest holders to make an informed judgment whether to accept or reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

          The deadlines, procedures and instructions for voting to accept or reject the Plan and for filing objections to confirmation of the Plan, the record date for voting purposes, and for making the election to exercise the Rights and the applicable standards for tabulating Ballots are included in this Disclosure Statement. In addition, detailed voting instructions accompany each Ballot. Each Holder of a Class 7 Preferred Stock Equity Interest entitled to vote on the Plan should read the Disclosure Statement, the Plan, the Disclosure Statement Order and the instructions accompanying the Ballots in their entirety before voting on the Plan. These documents contain, among other things, important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes to accept the Plan may be made except pursuant to section 1125 of the Bankruptcy Code.

A.   Holders Of Equity Interests Entitled To Vote.
     --------------------------------------------

          Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired and that will receive or retain property under a proposed chapter 11 plan are entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders of claims or equity interests are unimpaired under a chapter 11 plan are deemed to have accepted the plan and are not entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders of claims or equity interests are impaired and will not receive or retain any property under a plan are deemed to reject the plan and are not entitled to vote to accept or reject the plan.

          Classes 1 (Other Priority Claims), 2 (Bank Secured Claims), 3 (Other Secured Claims), 4 (Old Note Claims), 5 (General Unsecured Claims) and 6 (Class Action Suit Claims) of the Plan are Unimpaired and are conclusively presumed to have accepted the Plan. Holders of Preferred Stock Equity Interests in Class 7 are impaired and will receive distributions under the Plan and, therefore, are entitled to vote to accept or reject the Plan. Holders of Class 8 Common Stock Equity Interests and Non-Settling Common Stock Claims are impaired and will not receive or retain any property under the Plan and are conclusively presumed to have rejected the Plan. Therefore, the Debtor is soliciting acceptances only from Holders of Allowed Preferred Stock Equity Interests in Class 7 of the Plan.

          Acceptance of a plan by a class of interests requires acceptance by at least two-thirds of the number of shares in such class that cast ballots for acceptance or rejection of the plan. For a more detailed description of the requirements for confirmation of the Plan, see Section VI., "Confirmation and Consummation Procedure."

          If a class of claims or equity interests rejects a plan, the debtor may request confirmation of the plan pursuant to section 1129(b) of the Bankruptcy Code. Section 1129(b)

                                       2
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permits the confirmation of a plan of reorganization notwithstanding the nonacceptance of a plan by one or more impaired classes of claims or equity interests. Under that section, a plan may be confirmed by a bankruptcy court if it does not "discriminate unfairly" and is "fair and equitable" with respect to each nonaccepting class. For a more detailed description of the requirements for confirmation of a nonconsensual plan, see Section VI.C.2., "Confirmation and Consummation Procedure --Confirmation -- Unfair Discrimination and Fair and Equitable Tests."

          With respect to Class 8 (Common Equity Interests and Non-Settling Common Stock Claims), the Proponents will request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code.

B.   Voting Procedures And Exercise Of Rights.
     ----------------------------------------

     1.   Voting to Accept or Reject the Plan

          If you are a record Holder of a Class 7 Preferred Stock Equity Interest as of the April 25, 2000 Record Date, a Ballot and instructions for voting to accept or reject the Plan are enclosed with this Disclosure Statement.

          Please vote and return your Ballot in the envelope provided, according to the timetable outlined below:

     - Ballots cast by registered record owners and Master Ballots cast by a broker, bank or other nominee, or by the agent of a broker, bank or other nominee (each of the foregoing, a "Nominee"), must be RECEIVED by the Balloting Agent, Innisfree M&A Incorporated, no later than 5:00 p.m. Eastern Time, on May 31, 2000 (the "Voting Deadline") at the address listed below.

     - If you must return your Ballot to your Nominee, you must return your Ballot to them in sufficient time for them to process it and return it to the Voting Agent before the Voting Deadline.

          Any properly executed Ballot received that (a) does not indicate either an acceptance or rejection of the Plan, but indicates a subscription to exercise Rights shall be counted as an acceptance of the Plan or (b) that indicates both an acceptance and rejection of the Plan, shall be counted as an acceptance of the Plan.

          Do not return your securities with your Ballot.

          The Bankruptcy Court entered an order fixing April 25, 2000 as the record date (the "Record Date") for determining the holders of Preferred Stock Equity Interests entitled to vote to accept or reject the Plan and to exercise Rights to purchase shares of New Common Stock of the Reorganized Debtor. Accordingly, only Holders of Preferred Stock Equity Interests as of the April 25, 2000 Record Date are entitled to vote and to exercise such Rights, and, therefore, only such Holders will receive a Ballot for voting on the Plan and exercising Rights to purchase shares of New Common Stock.

                                       3
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          If you are a Holder of a Preferred Stock Equity Interest and did not
receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan or the procedures for voting on the Plan, please contact the Balloting Agent at the address and telephone number listed below:

                    Innisfree M&A Incorporated
                    501 Madison Avenue, 20/th/ Floor
                    New York, NY 10022
                    (877) 750-2689 (toll-free)
                    Banks call (212) 750-7418;
                    Brokers call (212) 750-7946.

     2.   Exercise of Rights

          If you are a record Holder of a Class 7 Preferred Stock Equity Interest as of the Record Date, you are entitled to exercise Rights to purchase New Common Stock of the Reorganized Debtor. If you are a record Holder of a Class 7 Preferred Stock Equity Interest as of the Record Date, you may exercise your Rights by properly completing the "Rights Offering Subscription" section of the Ballot, executing the same and delivering the Ballot together with payment in full for each of the Underlying Shares subscribed for so as to be received on or before 5:00 p.m. (Eastern Time) on May 31, 2000 by:

                    Innisfree M&A Incorporated
                    501 Madison Avenue, 20/th/ Floor
                    New York, NY 10022
                    (877) 750-2689 (toll-free)
                    Banks call (212) 750-7418;
                    Brokers call (212) 750-7946

          THE SUBSCRIPTION PRICE WILL BE DEEMED TO HAVE BEEN RECEIVED ONLY UPON
(A) RECEIPT BY THE BALLOTING AGENT OF ANY CERTIFIED CHECK OR CASHIER'S CHECK OR OF ANY POSTAL, TELEGRAPHIC OR EXPRESS MONEY ORDER OR (B) RECEIPT OF COLLECTED FUNDS IN THE DEBTOR'S ACCOUNT. NOTE: PAYMENT MAY NOT BE MADE BY UNCERTIFIED PERSONAL CHECK.

          IF YOU HOLD YOUR PREFERRED STOCK THROUGH A BROKER, BANK OR OTHER NOMINEE, ONLY THAT ENTITY CAN SUBSCRIBE ON YOUR BEHALF.

          FOR A MORE DETAILED DESCRIPTION OF THE RIGHTS OFFERING AND PROCEDURES, SEE SECTION V.B.5., "THE PLAN OF REORGANIZATION - MEANS FOR IMPLEMENTATION OF THE PLAN - TERMS OF THE RIGHTS OFFERING."

          Only Holders of Preferred Stock Equity Interests as of April 25, 2000, are entitled to exercise the Rights.

          If you are a Holder of a Preferred Stock Equity Interest as of the Record Date and did not receive a Ballot, received a damaged Ballot or lost your Ballot or if you would like wire transfer instructions or have questions regarding the Ballot, please call the Balloting Agent,

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Innisfree M&A Incorporated, at (877) 750-2689 (toll free); Banks call (212) 750-
7418; Brokers call (212) 750-7946.

C.   Confirmation Hearing.
     --------------------

          Pursuant to section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on June 5, 2000 at 4:00 p.m. Eastern Time, before the Honorable Peter J. Walsh, United States Bankruptcy Judge, at the United States Bankruptcy Court, 824 Market Street, 6th Floor, Wilmington, Delaware 19801. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before May 30, 2000 at 4:00 p.m., Eastern Time, in the manner described below in Section VI.B., "Confirmation and Consummation Procedure -- The Confirmation Hearing." The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

D.   Overview Of Chapter 11.
     ----------------------

          Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and stockholders. In addition to permitting rehabilitation of a debtor, another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated equity interest holders with respect to the distribution of a debtor's assets.

          The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a "debtor-in-possession."

          The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon a debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the confirmation order discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.

          After a plan of reorganization has been filed, the holders of claims against or interests in a debtor are permitted to vote to accept or reject the plan. Before soliciting acceptances of the proposed plan, however, section 1125 of the Bankruptcy Code requires a debtor to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment about the plan. The Proponents are submitting this Disclosure Statement to Holders of Claims against and Equity Interests in the Debtor to satisfy the requirements of section 1125 of the Bankruptcy Code.

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          THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF
THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION STATED SINCE THE DATE HEREOF. HOLDERS OF PREFERRED STOCK EQUITY INTERESTS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT IN ITS ENTIRETY, INCLUDING THE PLAN, PRIOR TO VOTING ON THE PLAN.

          FOR THE CONVENIENCE OF HOLDERS OF CLAIMS AND EQUITY INTERESTS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN, BUT THE PLAN ITSELF QUALIFIES ALL SUCH SUMMARIES. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THE DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING. THE DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, AND NOTHING STATED HEREIN SHALL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, OR BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTOR OR ANY OTHER PARTY, OR BE DEEMED CONCLUSIVE EVIDENCE OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE DEBTOR OR HOLDERS OF CLAIMS OR EQUITY INTERESTS. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY NATURE, ARE FORWARD LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. ALL HOLDERS OF PREFERRED STOCK EQUITY INTERESTS SHOULD CAREFULLY READ AND CONSIDER FULLY SECTION X OF THIS DISCLOSURE STATEMENT, "CERTAIN RISK FACTORS TO BE CONSIDERED," BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

          SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT OF THE APPLICABLE AGREEMENT, INCLUDING THE DEFINITIONS OF TERMS CONTAINED IN SUCH AGREEMENT.

          THE PROPONENTS BELIEVE THAT THE PLAN WILL ENABLE THE DEBTOR TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTOR AND ITS CREDITORS AND EQUITY INTEREST HOLDERS. THE PROPONENTS URGE THAT HOLDERS OF PREFERRED STOCK EQUITY INTERESTS VOTE TO ACCEPT THE PLAN.

                 II.  OVERVIEW OF DISTRIBUTIONS UNDER THE PLAN

          The following table briefly summarizes the classification and treatment of Claims and Equity Interests under the Plan.

                    SUMMARY OF CLASSIFICATION AND TREATMENT
               OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN/1/

                   Type of Claim or                                                                   Estimated
   Class           Equity Interest                               Treatment                             Recovery
   -----           ---------------                               ---------                             --------
     --       Administrative Expense      Unimpaired; paid in full, in Cash, or in accordance            100%
              Claims (approximately       with the terms and conditions of transactions or
              $2,900,000 as of March      agreements relating to obligations incurred in the
              31, 2000)                   ordinary course of business during the pendency of the
                                          Chapter 11 Case or assumed by the Debtor in Possession.

     --       Priority Tax Claims (none   Unimpaired; to the extent due and payable on or before        100%
              currently known)            the Effective Date, paid in full, in Cash, or on such
                                          other terms as agreed between the Holder of such Claim
                                          and the Proponents. To the extent payable after the
                                          Effective Date (i) determined in the manner in which the
                                          amount of such Claim and the rights of the Holder would
                                          have been resolved or adjudicated as if the Chapter 11 Case had not been commenced, (ii) shall survive the Effective
                                          Date and consummation of the Plan as if the Chapter 11 Case had not been commenced and (iii) shall not be discharged
                                          pursuant to section 1141 of the Bankruptcy Code. In
                                          accordance with section 1124 of the Bankruptcy Code,
                                          the Plan shall leave unaltered the legal, equitable and
                                          contractual rights of each Holder of a Priority Tax Claim.

_____________________
/1/ This table is only a summary of the classification and treatment of Claims and Equity Interests under the Plan. Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Claims and Equity Interests. The estimated recoveries of Holders of Class 7 Preferred Stock Equity Interests are based on the projected book value of the New Common Stock. See Section IX.A, "Valuation-- Reorganization Values. To the extent the actual value of the New Common Stock varies from the amount estimated, the recoveries to holders of Class 7 Preferred Stock Equity Interests may be higher or lower.

                   Type of Claim or                                                                   Estimated
   Class           Equity Interest                               Treatment                             Recovery
   -----           ---------------                               ---------                             --------
     1        Other Priority Claims       Unimpaired; the legal, equitable and contractual                100%
              (none currently known)      rights of the Holders of Class 1 Claims are unaltered
                                          by the Plan. Unless the Holder and the Proponents agree
                                          to a different treatment, each Holder of an Allowed
                                          Class 1 Claim shall receive one of the following
                                          alternative treatments, at the option of the Debtor:
                                          (i) to the extent due and owing on the Effective Date,
                                          such Claim will be paid in full, in Cash, by the
                                          Reorganized Debtor on the Effective Date or as soon
                                          thereafter as practicable; (ii) to the extent not due
                                          and owing on the Effective Date, such Claim will be
                                          paid in full, in Cash, by the Reorganized Debtor when
                                          and as such Claim becomes due and owing in the ordinary
                                          course of business; or (iii) such Claim will be
                                          otherwise treated in any manner so that such Claim
                                          shall otherwise be rendered unimpaired pursuant to
                                          section 1124 of the Bankruptcy Code.

     2        Bank Secured Claims         Unimpaired; paid in full, in Cash, in accordance with           100%
              (approximately              the terms of the Prepetition Bank Credit Facility.
              $65,000,000)

     3        Other Secured Claims        Unimpaired; at the option of the Debtor either (i) the          100%
              (none currently known)      legal, equitable and contractual rights to which such
                                          Claim entitles the Holder shall be unaltered, (ii) the
                                          Debtor shall surrender all collateral securing such
                                          Claim to the Holder thereof, without representation or
                                          warranty by or recourse against the Debtor or the
                                          Reorganized Debtor, or (iii) such Claims shall
                                          otherwise be rendered unimpaired pursuant to Section
                                          1124 of the Bankruptcy Code.

                   Type of Claim or                                                                   Estimated
   Class           Equity Interest                               Treatment                             Recovery
   -----           ---------------                               ---------                             --------
     4        Old Note Claims             Unimpaired; on the Effective Date or as soon thereafter         100%
              (approximately              as practicable, the Holders of Old Note Claims shall
              $116,178,000 as of the      receive Cash equal to 101% of the principal amount of
              Petition Date)              each Old Note plus accrued and unpaid interest thereon
                                          as of the Effective Date at the non-default contract
                                          rate.

     5        General Unsecured Claims    Unimpaired; at the option of the Debtor either (i) to           100%
              (approximately $2,128,000   the extent then due and owing on the Effective Date,
              excluding unliquidated      paid in full, in Cash, on the Effective Date or as
              claims)                     soon thereafter as practicable, (ii) to the extent not
                                          due and owing on the Effective Date, paid in full, in
                                          Cash, by the Reorganized Debtor when and as such Claim
                                          becomes due and owing in the ordinary course of
                                          business, or (iii) otherwise rendered unimpaired
                                          pursuant to section 1124 of the Bankruptcy Code.

     6        Class Action Suit Claims    Unimpaired; unless otherwise agreed by the Proponents        100%
              (unliquidated)              and the Holder of a Class Action Suit Claim, each
                                          Holder of an Allowed Class Action Suit Claim shall
                                          receive its portion of the Settlement Fund in
                                          accordance with the Memorandum of Understanding or as
                                          provided in a Final Order in respect of the Class
                                          Action Suit.

     7        Preferred Stock Equity      Impaired; on the Effective Date or as soon thereafter         48% of
              Interests                   as practicable, each Holder of Preferred Stock Equity      liquidation
              (liquidation preference     Interests shall receive one share of New Common Stock       preference
              of approximately            and one Right for each share of Preferred Stock. All
              $273,629,000)               Preferred Stock will be canceled as of the Effective
                                          Date.

     8        Common Stock Equity         Impaired; the Holders of Common Stock Equity Interests        -0- %
              Interests and               and Non-Settling Common Stock Claims shall neither
              Non-Settling Common Stock   receive any distributions nor retain any property
              Claims                      under the Plan. All Common Stock will be canceled as of
                                          the Effective Date.

                           III.  GENERAL INFORMATION

A.   Description and History of the Debtor.
     -------------------------------------

     1.   The Debtor

          The Debtor is an insurance holding company. It offers a broad range of accident and sickness, life and accumulation products to individuals through its indirect wholly-owned life insurance subsidiaries, Southwestern Life Insurance Company ("Southwestern Life") and Security Life and Trust Insurance Company ("Security Life"). Southwestern Life markets life insurance and annuity products and a long-term care product through independent general agents who sell directly to individuals primarily in the southwestern United States. Prior to January 1, 2000, Security Life marketed life insurance and annuity products through independent general agents who sell directly to individuals primarily in the southeastern United States.

          In addition to Southwestern Life and Security Life, the Debtor owns Pacific Life and Accident Insurance Company. The Debtor also owns non-insurance subsidiaries including Marketing One Financial Corporation, Southwestern Financial Services Corporation, Southwestern Financial Corporation, PennCorp Occidental Corp., PennCorp Financial Services, Inc., KB Management L.L.C., KB Investment L.L.C., (the general partner of KB Investment Fund I, L.P.) and AMH Holdings Corporation.

          Pacific Life and Accident Insurance Company is a Texas domestic insurance company which indirectly provides cash to the Debtor through periodic payments of principal and interest on surplus debentures issued by it. KB Management L.L.C. and KB Investment L.L.C. provide management and investment management services to Southwestern Life and Security Life, and will continue to provide such services following the consummation of the Plan. Marketing One Financial Corporation, through its subsidiaries, is a third party marketing organization but is no longer an active operating company. Southwestern Financial Services Corporation provides operating and administrative services to Southwestern Life and Security Life, and will continue to provide such services following the consummation of the Plan. KB Investment Fund I, L.P., an equity fund, is no longer active. Southwestern Financial Corporation, PennCorp Occidental Corp., and AMH Holdings Corporation are holding companies. PennCorp Financial Services, Inc. is an inactive service company. The Debtor intends to dissolve KB Investment Fund I, L.P., Southwestern Financial Corporation, PennCorp Occidental Corp., AMH Holdings Corporation, PennCorp Financial Services, Inc., and certain subsidiaries of Marketing One Financial Corporation. Such dissolutions may not be completed at the time of consummation of the Plan.

          The current organizational structure of the Debtor is as follows:

                         ---------------------------
                              PennCorp Financial
                                  Group, Inc.
                         ---------------------------

               -------------------------------------------------

-------------------      ---------------------------       -------------------
Other Non-Insurance       Pacific Life and Accident        KB Managements, LLC
    Subsidiaries              Insurance Company
-------------------      ---------------------------       -------------------

                       --------------------------------

             -------------------              -------------------
              Southwestern Life                  Security Life
             -------------------              -------------------

     2.   Business

          Southwestern Life and Security Life market and underwrite traditional whole life, universal and interest-sensitive life, term life and a long-term care product. Whole life policies are permanent insurance products that combine life insurance protection with a savings component or cash value that gradually increases in amount. Universal and interest-sensitive life products provide whole life insurance with adjustable rates of return related to current interest rates. Term life products offer pure insurance protection for a specified period of time. Southwestern Life's and Security Life's annuity products primarily consist of single premium deferred annuities and flexible premium deferred annuities. Long-term care products provide coverage for prolonged illnesses or convalescent care. Southwestern Life and Security Life market products to individual customers through leads developed over time.

     3.   History

          The Debtor was incorporated in Delaware in 1989 to acquire Pennsylvania Life Insurance Company, Executive Fund Life Insurance Company and affiliated companies in a transaction that was consummated in August 1990. Following its formation, the Debtor pursued a growth strategy pursuant to which it acquired complementary insurance operations, often through the issuance of its securities. The principal components of such growth were as follows:

     . In November 1992, the Debtor made an initial public offering of 6,875,000 shares of common stock for net proceeds of approximately $106 million.

     . In August 1993, the Debtor acquired Trans Pacific Life Insurance Company (which it sold in September 1993 after assuming its business) and issued 6,900,000 shares of common stock for net proceeds of approximately $26.2 million.

     . In October 1993, the Debtor acquired Professional Insurance Company. In December 1993, the Debtor sold $150 million principal amount of 9 1/4% Senior Subordinated Notes due 2003 (the "Notes") for net proceeds of approximately $145.1 million.

     . In August 1994, the Debtor acquired American-Amicable Life Insurance Company of Texas, Pioneer Security Life Insurance Company and Pioneer American Insurance Company.

     . In March 1995, the Debtor issued 3,750,000 shares of Common Stock for net proceeds of approximately $51.2 million.

     . In July 1995, the Debtor issued 2,300,000 shares of $3.375 Convertible Preferred Stock for net proceeds of approximately $110.5 million.

     . Also, in July 1995, the Debtor acquired Integon Life Corporation, Integon Financial Life Insurance Corporation, Integon Life Insurance Corporation and Georgia International Life Insurance Corporation. In December 1995, an affiliate of the Debtor acquired the controlling interest in Southwestern Life Insurance Company, Union Bankers Insurance Company, Constitution Life Insurance Company and Marquette National Life Insurance Company (such companies subsequently became subsidiaries of the Debtor). In March 1996, the Debtor issued 5,131,300 shares of its Common Stock for net proceeds of approximately $155.8 million.

     . In July 1996, the Debtor acquired United Companies Life Insurance Company. In August 1996, the Debtor issued 2,875,000 shares of $3.50 Series II Convertible Preferred Stock for net proceeds of $139.2 million.

          In July 1998, the Debtor began reviewing alternatives to stabilize the Debtor's capital structure, increase liquidity, and reduce its indebtedness, including the sale of non-core assets and various restructuring and recapitalization alternatives. In that regard, from the third quarter of 1998 through February 2000, the Debtor consummated the following sales:

     . In March 1999, the Debtor consummated the sale of Professional Insurance Company to GE Financial Assurance Holdings, Inc.

     . In April 1999, the Debtor consummated the sale of United Life & Annuity Insurance Company (formerly, United Companies Life Insurance Company), UC Mortgage Corp., Cyberlink Development, Inc., and certain assets of Marketing One, Inc. to ING America Insurance Holdings, Inc.

     . In June 1999, the Debtor consummated the sale of Kivex, Inc. to Allegiance Telecom, Inc.

     . In July 1999, the Debtor consummated the sale of Pennsylvania Life Insurance Company, Peninsular Life Insurance Company, Union Bankers Insurance Company, Constitution Life Insurance Company, and Marquette National Life

          Insurance Company (collectively, the "PennUnion Companies") to Universal American Financial Corp.

     . In February 2000, the Debtor consummated the sale of American-Amicable Life Insurance Company, Pioneer Security Life Insurance Company, Pioneer American Insurance Company and Occidental Life Insurance Company (collectively, the "Waco-based Companies") to Pioneer-Occidental Holdings Company.

     4.   Significant Indebtedness

          a.   Senior Subordinated Notes

          In December 1993, the Debtor sold $150 million principal amount of the Old Notes. The Old Notes bear interest at the rate of 9 1/4% per annum. Interest on the Old Notes is payable semiannually on June 15 and December 15 of each year. As of the Petition Date, the aggregate outstanding principal and accrued and unpaid interest on the Old Notes was approximately $116,178,000 (exclusive of Old Notes held by the Debtor but not yet cancelled).

          b.   Credit Agreement and Cash Collateral Agreement

          In connection with the commencement of the Debtor's Chapter 11 Case, the Credit Agreement dated as of March 12, 1997, as amended, among the Debtor, the lenders from time to time party thereto, and The Bank of New York, as administrative agent, was superseded by the Cash Collateral Agreement dated as of February 8, 2000, as amended (the "Cash Collateral Agreement"), by and among the Debtor, the lenders from time to time party thereto, and The Bank of New York, as administrative agent (the "Agent"). The Cash Collateral Agreement provides that the loans outstanding thereunder may bear interest at two rates:
Base Rate and Eurodollar. Base Rate Loans (as defined therein) bear interest at the Base Rate (as defined therein) plus the Applicable Base Rate Margin (as defined therein). Eurodollar Loans (as defined therein) bear interest at the Eurodollar Rate (as defined therein) plus the Applicable Margin (as defined therein).

     5.   Equity Interests

          a.   Preferred Stock Equity Interests

          The Debtor has issued 2,875,000 shares of $50 redemption value (liquidation preference, $50 plus accrued and unpaid dividends) $3.50 Series II Convertible Preferred Stock (the "Series II Convertible Preferred Stock"). The Series II Convertible Preferred Stock is convertible at the option of the holder, unless previously redeemed, into 1.4327 shares of common stock for each share, subject to adjustment in certain events. As of December 31, 1999, the estimated fair value of the Series II Convertible Preferred Stock, based upon market-maker quotes, was $35,765,000 or $12.44 per share.

          The Debtor has issued 2,300,000 shares of $50 redemption value (liquidation preference, $50 plus accrued and unpaid dividends) $3.375 Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock is convertible at the option of the holder, unless previously redeemed, into 2.2124 shares of common stock for each share, subject to adjustment in certain events. As of December 31, 1999, the estimated fair value of the Convertible Preferred Stock, based upon active market quotes, was $27,600,000 or $12 per share.

          As of December 31, 1999 and 1998, the cumulative accrued and unpaid dividends on the $3.375 Convertible Preferred Stock amounted to $11,321,000 and $3,558,000, respectively. As of December 31, 1999 and 1998, the cumulative accrued and unpaid dividends on the $3.50 Convertible Preferred Stock amounted to $14,255,000 and $4,193,000 respectively.

          The Debtor suspended the payment of cash dividends during the third quarter of 1998 on its outstanding $3.375 Convertible Preferred Stock, $3.50 Series II Convertible Preferred Stock and Common Stock.

          b.   Common Stock Equity Interests

          At December 31, 1999 the Debtor had 100,000,000 shares of $.01 par value Common Stock authorized and 30,143,416 shares issued and outstanding. The Common Stock has no preemptive or other subscription rights and there are no conversion rights, redemption or sinking fund provisions with respect to such shares.

          The Debtor has established two management stock option plans, the 1992 Stock Option Plan which set aside up to 475,635 shares for grant and the 1996 Stock Option Plan which set aside up to 2,800,000 shares for grant. Options granted under the 1992 Stock Option Plan are deemed to be in four equal units which are earned over four years from the date of grant and are exercisable during a one-year period immediately following the fourth anniversary of the date of grant. The 1996 Stock Option Plan allows for awards of stock or options subject to such terms, conditions, and restrictions, and/or limitations, if any, as the Stock Option Committee of the Board of Directors deems appropriate.

          The Debtor has also established a senior management warrant award plan ("Warrant Plan"). The Warrant Plan allows for grants to senior executive officers of the Debtor and Directors of the Debtor who are not executive officers of the Debtor. Grant prices are determined based on the average price of the shares traded on the date of grant. Warrants granted under the Warrant Plan are determined by the Compensation Committee and are exercisable at such times and in such amounts as the Compensation Committee shall determine, but no warrant granted under the Warrant Plan will be exercisable more than ten years after the date of grant. Upon change of control (as defined) of the Debtor, all outstanding warrants become immediately vested and exercisable, and any warrants that remain unexercised shall be canceled and replacement warrants shall be issued by the surviving entity.

          As part of agreements effective July 1998, the Debtor issued to the Chairman of the Board of Directors as well as the three senior officers of the Company, an aggregate of 1,550,000 stock appreciation rights at $3.88 per share. The stock appreciation rights provide compensation to each individual in an amount equal to the excess of the fair value of each stock appreciation right over the fair value of each stock appreciation right at the date of grant. Compensation, if any, is payable in either shares of common stock of the Company or cash, at the election of the recipient. As of December 31, 1999, there has been no compensation expense accrued associated with these stock appreciation rights.

          As part of an employment agreement effective August 1990, the Debtor issued to a former officer, warrants to purchase up to 570,760 shares of the common stock of the Debtor at any time up to 10 years from the date of the agreement. The warrants are exercisable at a price of $4.00 per share which was fair value on the date of grant and as such no compensation is recorded.

          The Debtor had established in 1995 a U.S. Sales Manager incentive stock option plan in which the senior sales manager of one of the Debtor's former insurance subsidiaries may earn stock options in the amount of 275,000 shares over a five-year period, subject to achieving certain performance goals, in addition to an initial grant of 100,000 options. Such options are vested immediately as earned, except for the initial 100,000 which vested in September 1999, and option prices range from $15 per share, for the initial 100,000 options, to the fair value of the common stock of the Debtor on the date of grant for those shares subject to performance goals and as such no compensation expense is recorded.

B.   Events Leading to the Commencement of the Chapter 11 Case.
     ---------------------------------------------------------

          Keith A. Maib, President, Chief Executive Officer, and Chief Operating Officer; James P. McDermott, Executive Vice President and Chief Financial Officer; and Scott D. Silverman, Executive Vice President, General Counsel, Chief Administrative Officer and Secretary, comprise the Debtor's senior management team. The Debtor installed these senior managers in their current positions in July 1998 and charged them with the responsibility of stabilizing the Debtor's capital structure, selling noncore assets to increase liquidity and reduce leverage, reviewing the existing capital structure and assessing various restructuring and recapitalization alternatives. In that regard, the significant accomplishments from the third quarter of 1998 through the fourth quarter of 1999 include:

     . Sale of noncore investment assets of the Debtor sufficient to assure liquidity during the restructuring process;

     . Negotiation of various consents and waivers with the Debtor's secured lenders;

     . Completion of the sale of Professional Insurance Company to GE Financial Assurance Holdings, Inc. on March 31, 1999;

     . Maintaining a "secure" AM Best rating for the life insurance company subsidiaries and coordination of an effective monitoring program with the domestic states departments of insurance;

     . Completion of the sale of United Life & Annuity (and other associated companies) to ING America Insurance Holdings, Inc. on April 30, 1999;

     . Completion of the sale of Kivex, Inc. to Allegiance Telecom, Inc. on June 30, 1999;

     . Completion of the sale of the Penn Union companies to Universal American Financial Corp. on July 30, 1999;

     . Completion of the sale of the Waco-based Companies to Thoma Cressey Acquisition Partners on February 4, 2000; and

     . Implementing integration and cost reduction measures resulting from asset sales.

In total, the sales of noncore assets raised approximately $385 million, the bulk of which was used to reduce the Debtor's secured indebtedness from approximately $434 million in August 1998 to its current level of approximately $65 million and to pay interest on other indebtedness.

          In January 1999, the Debtor engaged the investment banking firm of Wasserstein Perella & Co. ("WP&Co.") to assist in its review of the capital structure and to develop recapitalization and restructuring alternatives for the Debtor. This process led to the adoption of a two-pronged strategy: first, the exploration of various recapitalization alternatives, and second, the marketing for sale of all remaining insurance operations. The first prong involved the formulation of various financing and strategic alternatives, which were discussed with the Debtor's secured lenders and the representatives of a prepetition informal committee of the Debtor's Old Notes (which the Debtor believes comprised Holders of approximately 65% of the outstanding Old Notes) and with certain preferred shareholders (holding approximately 71% of the Debtor's outstanding preferred shares). Various potential recapitalization structures were discussed with such preferred shareholders and/or Inverness/Phoenix Capital LLC (a Holder of approximately 30% of the outstanding preferred shares and the largest preferred shareholder of record).

          The second prong, which was explored simultaneously with the first, involved the Debtor's marketing for sale of all its remaining insurance operations. These included both the Dallas-based insurance companies (Southwestern Life and Security Life) and the Waco-based Companies. This process, which commenced in June 1999, included identification by WP&Co. of 39 potential acquirers. Of these potential acquirers, 26 received the confidential offering memorandum prepared by WP&Co. and actuarial appraisals of all the remaining insurance operations prepared by Tillinghast & Company, the Debtor's consulting actuaries. Nine potential acquirers submitted indications of interest, of which 6 subsequently conducted extensive due diligence. Three offers were received for the Waco-based insurance companies and two offers (one of which was oral) were received for the Dallas-based insurance companies.

          On January 6, 2000, the Debtor's Board of Directors met to consider the various alternatives before it. After due deliberation, and following receipt of an opinion of WP&Co. that the transactions were fair from a financial point of view, the Board of Directors authorized the Debtor's execution of definitive agreements for (a) the sale of the Waco-based Companies to an acquisition company formed by Thoma Cressey Acquisition Partners, which sale was consummated on February 4, 2000 and (b) the sale of the shares of the common stock of Southwestern Life and Security Life (collectively, the "Shares") to Reassure America Life Insurance Company, an indirect U.S. subsidiary of Swiss Re Insurance Company ("Swiss Re"). The Stock Purchase Agreement, dated as of January 7, 2000, as amended, between the Debtor and Swiss Re (the "Agreement") provided for a purchase price of $260 million (subsequently raised to $280 million) (subject to adjustment), required that the contemplated sale transaction be accomplished through a Bankruptcy Court-approved sale under section 363 of the Bankruptcy Code, and required that it be subject to higher and better offers submitted and considered pursuant to competitive bidding procedures established by the Court. Accordingly, on February 7, 2000, the Debtor commenced the Chapter 11 Case in the Bankruptcy Court.

                    IV.  EVENTS DURING THE CHAPTER 11 CASE

          Since the filing of the Chapter 11 Case, the Debtor has continued to operate its business and manage its properties as a debtor in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

          The following is a brief description of the major events during the Chapter 11 Case.

A.   First Day Orders.
     ----------------

          Shortly after the Petition Date, the Bankruptcy Court entered orders authorizing the Debtor to, among other things, (i) use cash collateral currently held by the Agent, (ii) maintain its existing bank accounts and cash management system and (iii) extend the time by which it could file its schedules of assets and liabilities and statement of financial affairs. These orders were designed to facilitate the Debtor's operations during the Chapter 11 Case and to ease the strain on the Debtor's employees as a consequence of the filing.

B.   Appointment of the Creditors' Committee.
     ---------------------------------------

          On February 17, 2000, the United States Trustee appointed the Creditors' Committee to represent the interests of the Debtor's unsecured creditors. Since its formation, the Debtor has consulted with the Creditors' Committee concerning the Debtor's Chapter 11 Case. The Creditors' Committee currently consists of three members. The members of, and the attorneys and advisors retained by, the Creditors' Committee are set forth below.

                         Creditors' Committee Members
                         ----------------------------

          Angelo Gordon & Co.

          Ceberus Capital Management, L.P.

          HSBC Bank USA, as indenture trustee

                      Creditors' Committee Professionals
                      ----------------------------------

          Attorneys
          ---------

          Akin, Gump, Strauss, Hauer & Feld, L.L.P.
          590 Madison Avenue
          New York, New York 10022

          Young Conaway Stargatt & Taylor, LLP
          Eleventh Floor
          Rodney Square North
          P.O. Box 391
          Wilmington, Delaware 19899

          Financial Advisors
          ------------------

          Houlihan Lokey Howard & Zukin
          Financial Advisors, Inc.
          601 Second Avenue South, Suite 4950
          Minneapolis, Minnesota 55402

C.   The Unofficial Committee of Preferred Shareholders.
     --------------------------------------------------

          Prior to the Petition Date, certain holders of the Preferred Stock formed an ad hoc committee to protect the interests of the holders of the Preferred Stock in connection with the Debtor's bankruptcy filing. The members of such committee were AIG-Soundshore Partners, Camden Assets Management, Forest Investment Management, Highbridge Capital Management LLC, Inverness/Phoenix Capital LLC, Executive Capital Partners I, L.P., Brown's Dock, L.L.C., Loeb Partners, Paloma Securities LLC, Paloma Strategic Securities Limited, Q Investments, L.P., Steadfast Financial LLC, Vicuna Advisors L.L.C., W.G. Trading and William M. McCormick. The members of the ad hoc committee represent 74.6% of the outstanding Preferred Stock. The ad hoc committee continued functioning subsequent to the Petition Date as the unofficial committee of the Holders of Preferred Stock and, in such capacity, is one of the Proponents of the Plan.

D    The Proposed Sale of Southwestern Life and Security Life
     and Subsequent Acceptance of the Recapitalization Offer.
     -------------------------------------------------------

          On February 7, 2000, the Debtor filed a motion with the Bankruptcy Court for entry of an order approving the Debtor's sale of the Shares, free and clear of liens, claims, and encumbrances to Swiss Re. The Debtor also filed on that date a motion (the "Procedures Motion") for entry of an order approving certain termination and expense reimbursement provisions under the Agreement, and establishing procedures for the submission of competing offers to acquire the Shares, whether in the form of a proposed purchase of the Shares (a "Shares Transaction") or a recapitalization transaction for the Debtor (a "Recapitalization Transaction"). Following a hearing on notice, the Bankruptcy Court entered an order, dated February 22, 2000 (the "Procedures Order") granting the Procedures Motion. (As described in more detail below, the portion of the Procedures Order approving the termination and expense reimbursement provisions of the Agreement is the subject of a pending appeal.)

          In accordance with the Procedures Order, on March 16, 2000, a competing bid (including a deposit in the amount of $5 million) in the form of a Recapitalization Transaction (the "Recapitalization Offer") was submitted by Inverness/Phoenix Capital LLC ("Inverness") and Vicuna Advisors, L.L.C. ("Vicuna") on behalf of the Preferreds' Committee, Mr. Bernard Rapoport ("Rapoport"), and Mr. John Sharpe (collectively, with Inverness, Vicuna, and

Rapoport, the "Recapitalization Offerors"). On March 21, 2000, after soliciting and receiving the views of the major constituencies in the Chapter 11 Case (i.e., the Creditors' Committee, the Preferreds' Committee, and the secured lenders), the Debtor's board of directors convened to evaluate the Recapitalization Offer submitted by the Recapitalization Offerors and the Shares Transaction submitted by Swiss Re. Based upon the criteria set forth in the Procedures Order as well as the expressed views of the Debtor's constituencies, the Debtor selected the Recapitalization Offer as the initial accepted offer and so informed the parties.

          On March 22, 2000, the Debtor conducted an auction, at which representatives of the Debtor, Swiss Re, certain of the Recapitalization Offerors, the Creditors' Committee, and the Debtor's secured lenders were present. On March 23, 2000, the Debtor's board of directors reconvened to evaluate the two proposals in their final forms as of the conclusion of the auction. After consideration of the final proposals, the criteria set forth in the Procedures Order, and the expressed views of the various constituencies represented, the Debtor concluded that the Recapitalization Transaction proposed by the Recapitalization Offerors was the highest and best offer and constituted a Superior Proposal. By order dated March 24, 2000, the Bankruptcy Court approved the Debtor's determination of the Recapitalization Offer as the highest and best offer and, accordingly, the sale of the Shares to Swiss Re was not consummated.

          NBT of Delaware (a holder of common and preferred stock of the Debtor) has appealed the Procedures Order to the United States District Court for the District of Delaware, contending that the Bankruptcy Court's approval of the termination and expense reimbursement provisions of the Agreement, which entitle Swiss Re to payment of up to $6 million on the Effective Date, was erroneous as a matter of fact and law. The Debtor and Swiss Re dispute this contention and believe the Procedures Order should be affirmed on both factual and legal grounds. Swiss Re has filed a motion to dismiss the appeal, or in the alternative, for permission to intervene as a party. NBT of Delaware has opposed this motion. As of the date of this Disclosure Statement, the appeal (including Swiss Re's motion) is pending. If the matter is finally resolved in favor of the Debtor and/or Swiss Re, the Debtor will satisfy its termination and expense reimbursement obligation to Swiss Re as an administrative expense of the Debtor's estate. If the matter is finally resolved in favor of NBT of Delaware, no amounts will be owed by the Debtor to Swiss Re.

                        V.   THE PLAN OF REORGANIZATION

          The Proponents believe that (i) through the Plan, Holders of Allowed Claims and Allowed Equity Interests will obtain an equal or greater recovery from the estate of the Debtor than the recovery that they would receive if the assets of the Debtor were liquidated under chapter 7 of the Bankruptcy Code, and
(ii) the Plan will afford the Debtor the opportunity and ability to continue in business as a viable going concern.

          The Plan is annexed hereto as Exhibit A and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by reference to the more detailed provisions of the Plan.

          The Debtor has received irrevocable commitments from Holders of approximately 71 percent of the Preferred Stock Equity Interests indicating that they will vote in favor of the Plan.

A.   Classification and Treatment of Claims and Equity Interests.
     -----------------------------------------------------------

          The Plan classifies Claims and Equity Interests separately and provides different treatment for different Classes of Claims and Equity Interests in accordance with the Bankruptcy Code. As described more fully below, the Plan provides, separately for each Class, that Holders of certain Claims and Equity Interests will receive various amounts and types of consideration based on the different rights of the Holders of Claims and Equity Interests in each Class.

     1.   Administrative Expense Claims

          Administrative Expense Claims are Claims constituting a cost or expense of administration of the Chapter 11 Case allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code. Such Claims include any actual and necessary costs and expenses of preserving the estate of the Debtor, any actual and necessary costs and expenses of operating the business of the Debtor in Possession, any indebtedness or obligations incurred or assumed by the Debtor in Possession in connection with the conduct of its business, including, without limitation, for the acquisition or lease of property or an interest in property or the rendition of services, all compensation and reimbursement of expenses to the extent Allowed by the Bankruptcy Court under section 330 or 503 of the Bankruptcy Code, and any fees or charges assessed against the estate of the Debtor under section 1930 of chapter 123 of title 28 of the United States Code.

          Except as provided for below with respect to compensation and reimbursement Claims, pursuant to the Plan, Administrative Expense Claims will be paid in full, in Cash, on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Claim, or as soon thereafter as is practicable. Allowed Administrative Expense Claims representing obligations incurred in the ordinary course of business or otherwise assumed by the Reorganized Debtor pursuant to the Plan (including amounts owed to vendors and suppliers that have sold goods or furnished services to the Debtor in Possession) will be assumed on the Effective Date and paid or performed by the Reorganized Debtor when due in accordance with the terms and conditions of the particular agreements.

     2.   Compensation and Reimbursement Claims

          Compensation and reimbursement Claims are Administrative Expense Claims for the compensation of Professionals and reimbursement of expenses incurred by such Professionals pursuant to sections 503(b)(2), 503(b)(3), 503(b)(4) and 503(b)(5) of the Bankruptcy Code (the "Compensation and Reimbursement Claims"). The Proponents estimate that as of March 31, 2000 the aggregate amount of compensation for services rendered and reimbursement of expenses incurred by Professionals employed by the Debtor and the Creditors' Committee is approximately $1,440,000. The Bankruptcy Court will review and determine all applications for compensation for services rendered and reimbursement of expenses.

          Section 503(b) of the Bankruptcy Code provides for payment of compensation to creditors, indenture trustees and other entities making a "substantial contribution" to a reorganization case, and to attorneys for and other professional advisors to such entities. The amounts, if any, which may be sought by entities for such compensation are not known by the Debtor at this time. Requests for compensation must be approved by the Bankruptcy Court after a hearing on notice at which the Debtor and other parties in interest may participate and, if appropriate, object to the allowance of any compensation and reimbursement of expenses.

          Pursuant to the Plan, each Holder of a compensation and reimbursement claim (i) shall file and serve on the Reorganized Debtor, the Creditors' Committee and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order or other order of the Bankruptcy Court its respective final application for allowance of compensation for services rendered and reimbursement of expenses incurred through the Confirmation Date by the date that is 60 days after the Effective Date or such other date as may be fixed by the Bankruptcy Court and, (ii) if granted such an award by the Bankruptcy Court, shall be paid in full in such amounts as are Allowed by the Bankruptcy Court (a) on the date such compensation and reimbursement claim becomes an Allowed Claim, or as soon thereafter as is practicable, or (b) upon such other terms as may be mutually agreed upon between such Holder of such compensation and reimbursement claim and the Debtor or, on and after the Effective Date, the Reorganized Debtor.

          The reasonable fees and expenses incurred after the Petition Date by the Preferreds' Committee's (including for its counsel and financial advisor) with respect to the Chapter 11 Case shall be paid (without application by or on behalf of any such professionals to the Bankruptcy Court and without notice and a hearing) by the Reorganized Debtor as an Administrative Expense Claim under the Plan. If the Reorganized Debtor and any such professional retained by the Preferreds' Committee cannot agree on the amount of fees and expenses to be paid to such professional, the amount of any such fees and expenses shall be determined by the Bankruptcy Court. The Proponents estimate that as of March 31, 2000 the aggregate amount of fees and expenses accrued by the Preferreds' Committee (including for professionals retained by the Preferreds' Committee) is approximately $1,450,000.

     3.   Priority Tax Claims

          Priority Tax Claims are Claims for taxes entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code. The Debtor estimates that there will be no unpaid Allowed Priority Tax Claims as of the Effective Date.

          On the Effective Date, each Holder of a Priority Tax Claim due and payable on or prior to the Effective Date shall be paid Cash in an amount equal to the amount of such Allowed Claim, or shall be paid on account of its Allowed Claim on such other terms as have been or may be agreed upon by such Holder and the Proponents. The amount of any Priority Tax Claim that is not an Allowed Claim or that is not otherwise due and payable on or prior to the Effective Date, and the rights of the Holder of such Claim, if any, to payment in respect thereof shall (i) be determined in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Case had not been commenced, (ii) survive the Effective Date and Consummation of the Plan as if the Chapter 11 Case had not been commenced, and (iii) not be discharged pursuant to section 1141 of the Bankruptcy Code.

In accordance with section 1124 of the Bankruptcy Code, the Plan leaves unaltered the legal, equitable, and contractual rights of each Holder of a Priority Tax Claim.

     4.   Class 1 - Other Priority Claims

          Other Priority Claims are Claims which are entitled to priority in accordance with section 507(a) of the Bankruptcy Code (other than Administrative Expense Claims and Priority Tax Claims). Such Claims include (i) Unsecured Claims for accrued employee compensation earned within 90 days prior to commencement of the Chapter 11 Case to the extent of $4,300 per employee and
(ii) contributions to employee benefit plans arising from services rendered within 180 days prior to the commencement of the Chapter 11 Case, but only for each such plan to the extent of (a) the number of employees covered by such plan multiplied by $4,300, less (b) the aggregate amount paid to such employees from the estate for wages, salaries or commissions. The Debtor believes that all Other Priority Claims previously have been paid pursuant to an order of the Bankruptcy Court. Accordingly, the Debtor believes that there should be no Allowed Other Priority Claims.

          The legal, equitable and contractual rights of the Holders of Allowed Other Priority Claims, if any exist, are unaltered by the Plan. Unless the Holder of such Claim and the Proponents agree to a different treatment, each Holder of an Allowed Class 1 Claim shall receive one of the following alternative treatments, at the election of the Debtor: (i) to the extent then due and owing on the Effective Date, such Claim will be paid in full, in Cash, by the Reorganized Debtor on the Effective Date or as soon thereafter as practicable; (ii) to the extent not due and owing on the Effective Date, such Claim will be paid in full, in Cash, by the Reorganized Debtor when and as such Claim becomes due and owing in the ordinary course of business; or (iii) such Claim will be treated in any manner so that such Claim shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

     5.   Class 2 - Bank Secured Claims

          The Bank Secured Claims are Claims arising from or relating to that certain Credit Agreement (the "Prepetition Bank Credit Facility") dated March 12, 1997 by and among the Debtor, the lenders designated therein, The Chase Manhattan Bank, The First National Bank of Chicago and NationsBanc, N.A., as Managing Agents, Fleet National Bank, Mellon Bank, N.A., Bank of Montreal, CIBC, Inc. and Dresdner Bank AG, as Co-Agents, and The Bank of New York as Administrative Agent, together with all related notes, security agreements, instruments and other documents, as each may have been amended or modified from time to time. The Bank Secured Claims are secured by substantially all of the Debtor's assets. As of the Petition Date, the Bank Secured Claims aggregated approximately $65,000,000. Under the Cash Collateral Agreement, the Debtor is paying accrued postpetition interest at the non-default contract rate to the holders of the Bank Secured Claims as adequate protection of their secured interests in the Debtor's assets. Accordingly, as of April 25, 2000, the Bank Secured Claims aggregate approximately $65,000,000.

          Pursuant to the Plan, the Bank Secured Claims will be paid by the Reorganized Debtor on the Effective Date in full, in Cash, and in accordance with the terms of the Prepetition Bank Credit Facility.

     6.   Class 3 - Other Secured Claims

          The Other Secured Claims consist of all Secured Claims other than the Bank Secured Claims. The Debtor believes there are no Other Secured Claims.

          Pursuant to the Plan, the Holders of Other Secured Claims, if any exist, shall, at the sole option of the Reorganized Debtor, (i) maintain all of such Holder's legal, equitable and contractual rights, (ii) receive the collateral securing such Claim or (iii) be otherwise unimpaired pursuant to section 1124 of the Bankruptcy Code.

     7.   Class 4 - Old Note Claims

          The Old Note Claims consist of all Claims arising from or related to the 9.25% senior subordinated notes due 2003 issued by the Debtor other than the Class Action Suit Claims and the Non-Settling Old Note Claims. The Debtor estimates that the Old Note Claims aggregated approximately $116,178,000 including accrued interest as of the Petition Date (exclusive of Old Notes held by the Debtor but not yet cancelled).

          Pursuant to the Plan, on the Effective Date, the Reorganized Debtor will satisfy all Old Note Claims in Cash at 101% of the principal amount of each Old Note, plus accrued and unpaid interest through the Effective Date at the non-default contract rate, plus any fees and expenses due and owing to the Old
Note Indenture Trustee under the terms of the Old Note Indenture.

     8.   Class 5 - General Unsecured Claims

          The General Unsecured Claims consist of all Unsecured Claims (including Non-Settling Old Note Claims) other than the Old Note Claims. Such Claims include Claims of the Debtor's vendors, suppliers and service providers, lease claims, litigation claims, and potential indemnification claims including indemnification claims that may arise in connection with certain sales of assets. The aggregate amount of General Unsecured Claims as reflected in the Debtor's Schedules is approximately $2,128,000, excluding Claims for which no amount was specified or that were otherwise unliquidated. The Debtor obtained insurance coverage, at a one-time premium of approximately $1,300,000, to cover possible indemnification claims arising from a breach of the representations and warranties, if any, under the respective agreements governing the Debtor's prior sales of certain insurance subsidiaries (See Section III.A.3 above, "General Information--Description and History of the Debtor--History.") The policy limit under such coverage is an aggregate amount of $20,000,000. The Debtor does not believe it will be subject to indemnification Claims which materially exceed the amount of available insurance to cover such Claims.

          Pursuant to the Plan, General Unsecured Claims shall, at the option of the Reorganized Debtor, (i) to the extent then due and owing on the Effective Date, be paid in full, in Cash on the Effective Date or as soon thereafter as practicable, (ii) to the extent not due and owing on the Effective Date, be paid in full, in Cash, by the Reorganized Debtor when and as such Claim becomes due and owing in the ordinary course of business, or (iii) be otherwise rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

     9.   Class 6 - Class Action Suit Claims

          The Class Action Suit Claims consist of all Claims of the Settling Members of the class in that certain class action suit pending against the Debtor in the United States District Court for the Southern District of New York (the "District Court") under the caption "In re PennCorp Financial Group, Inc. Securities Litigation, Master File No. 98 Civ 5998 (LAP)" (the "Class Action Suit").

          During the third quarter of 1998, the first of ten class-action complaints were filed in the District Court against the Debtor and certain of its current or former directors and officers. During a pre-trial conference on November 9, 1998, all parties agreed to the consolidation of all of the actions, and the District Court appointed lead plaintiffs on behalf of shareholders and noteholders. The District Court also approved the selection of three law firms as co-lead counsel for shareholders and noteholders. A consolidated and amended complaint was filed on January 22, 1999. A First Consolidated Amended Class Action Complaint naming, as defendants, the Debtor, David J. Stone, formerly a director and Chairman and Chief Executive Officer, and Steven W. Fickes, formerly a director and President and Chief Financial Officer was filed on March 15, 1999 (the "Complaint").

          The Complaint alleges that defendants violated the Securities Exchange Act of 1934. Among other things, plaintiffs claim that defendants issued a series of materially false and misleading statements and omitted material facts regarding the Debtor's financial condition, including the value of certain of its assets, and failed to timely disclose that it was under investigation by the Securities and Exchange Commission the ("SEC"). On July 30, 1998, the SEC notified the Debtor that it had commenced a formal investigation into possible violations of the federal securities laws including matters relating to the Debtor's restatement of its financial statements for the first six months of 1997, and for the years ended December 31, 1994, 1995 and 1996. The Debtor and its management are fully cooperating with the SEC in its investigation. Plaintiffs seek to recover damages in unspecified amounts on behalf of themselves and all other purchasers of the Debtor's Common Stock and purchasers of the Debtor's Old Notes during the period of February 8, 1996 through November 16, 1998.

          Following settlement discussions with the plaintiffs' counsel and representatives of the Debtor's primary insurance carrier and its counsel, the parties to the Complaint have entered into a Memorandum of Understanding dated November 11, 1999 (the "Memorandum of Understanding") containing the essential terms of a settlement. The Memorandum of Understanding states that $9.0 million of Cash plus interest accruing through the date of consummation of the settlement, will be paid in full and final settlement of all claims set forth in the Complaint (the "Settlement Fund"). Of that sum, $1.5 million plus interest will be paid by the Debtor and $7.5 million plus interest will be paid by the Debtor's outside directors and officers liability insurance carrier. The settlement is conditioned upon, among other things, confirmatory discovery, execution of a definitive settlement agreement and related documents, notice to the Debtor's shareholders of the settlement and final approval by the District Court (with all time to appeal such approval having run or any appeals having been resolved in favor of approval of the settlement). During the three months ended December 31, 1999, the Debtor paid the $1.5 million into an escrow account.

          Under the Plan, unless the Holder and the Proponents agree to a different treatment, each Holder of an Allowed Class Action Suit Claim shall receive its portion of the Settlement Fund, as determined in accordance with the Memorandum of Understanding or as provided by a Final Order of the District Court, or another court having jurisdiction in respect of the Class Action Suit.

     10.  Class 7 - Holders of Preferred Stock Equity Interests

          The Preferred Stock Equity Interests consist of the $3.375 Convertible Preferred Stock of the Debtor and the $3.50 Series II Convertible Preferred Stock of the Debtor. As of the Petition Date, there were 2,300,000 and 2,875,000 shares outstanding, respectively of the $3.375 Convertible Preferred Stock and the $3.50 Series II Convertible Preferred Stock, with an aggregate liquidation preference of approximately $273,629,000 including approximately $14,879,000 in respect of cumulative unpaid dividends.

          Pursuant to the Plan, on the Effective Date, each Holder of Preferred Stock Equity Interests shall receive one share of New Common Stock and one Right for each share of Preferred Stock. All currently existing Preferred Stock will be cancelled.

     11. Class 8 - Common Stock Equity Interests and Non-Settling Common Stock Claims

          Pursuant to the Plan, Holders of Common Stock Equity Interests and Non-Settling Common Stock Claims shall not receive any distributions or retain any property under the Plan. All currently existing Common Stock will be cancelled.

B.   Means for Implementation of the Plan.
     ------------------------------------

     1.   Change of Name

          From and after the Effective Date the name of the Reorganized Debtor will be "Southwestern Life Holdings, Inc."

     2. Continued Corporate Existence and Vesting of Assets in the Reorganized Debtor

          The Reorganized Debtor shall continue to exist after the Effective Date with all the powers of a corporation under the laws of the State of Delaware and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. As of the Effective Date, except as otherwise provided in the Plan, all property of the estate, and any property acquired by the Debtor or the Reorganized Debtor under the Plan, shall vest in the Reorganized Debtor, free and clear of all Claims, liens, charges, or other encumbrances. On and after the Effective Date, the Reorganized Debtor may operate its business and may use, acquire or dispose of property and compromise or settle any Claims, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

     3.   Cancellation of Notes, Instruments and Stock

          On the Effective Date, except as provided otherwise in the Plan, (i) all notes, instruments, certificates, and other documents of the Debtor evidencing the Other Secured Claims and Bank Secured Claims, (ii) the Old Notes, and (iii) all Equity Interests, including all Common Stock and Preferred Stock, shall be canceled and the obligations of the Debtor thereunder, shall be discharged. On the Effective Date, except as provided otherwise in the Plan, any indenture relating to any of the foregoing, including, without limitation, the Old Notes Indenture, shall be deemed to be canceled, and the obligations of the Debtor thereunder, except for the obligation to indemnify the Old Notes Indenture Trustee, shall be discharged; provided however, that the indenture or other agreement that governs the rights of the Holder of a Claim and that is administered by the Old Notes Indenture Trustee, an agent or servicer shall, continue in effect solely for the purposes of (i) allowing such Old Notes Indenture Trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan and (ii) permitting such Old Notes Indenture Trustee, agent or servicer to maintain any right or liens it may have for fees, costs, and expenses under such indenture or other agreement. Upon payment in full of the fees and expenses of the Old Notes Indenture Trustee, the liens (if any) of the Old Notes Indenture Trustee shall terminate.

     4.   Issuance of New Securities; Execution of Related Documents

          On the Effective Date, the Reorganized Debtor shall issue all securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Plan, including, without limitation, the Exit Credit Facility and the New Common Stock, each of which shall be distributed as provided in the Plan. The Reorganized Debtor shall execute and deliver such other agreements, documents and instruments, as are required to be executed pursuant to the terms of the Plan, the Exit Credit Facility, the Standby Purchase Agreement and the Rapoport/Sharpe Investment.

     5.   Terms of the Rights Offering

          Issuer:                  The Reorganized Debtor.
          ------

          Underlying
          Security:                New Common Stock, par value $.01 per share.
          --------

          Rights per Share:        Each Holder of Preferred Stock as of the
          ----------------         Record Date will receive one Right for each
                                   share of Preferred Stock.

          Exercise:                .3787 shares of New Common Stock will be
          --------                 issued for each Right that is exercised. The
                                   election to exercise such Right shall be made at the time the Holders of Class 7 Equity
                                   Interests vote to accept or reject the Plan.

          Aggregate Shares
          of New Common
          Stock Offered:           1,960,000
          -------------

          Transfers:               The Rights will not be transferable.
          ---------

          Subscription Price:      $12.50 per share of New Common Stock.
          ------------------

          Standby Purchase
          Agreement:               On the Effective Date, Inverness and Vicuna,
          ---------                pursuant to the terms of the Standby Purchase
                                   Agreement, which is annexed hereto as Exhibit
                                   D, will purchase any unexercised Rights.

          a.   Overview

          The Plan contemplates an investment in the Reorganized Debtor through a Rights Offering (as defined below), pursuant to which each Holder of Preferred Stock shall be provided with the opportunity to purchase a proportionate number of additional shares of New Common Stock for each share of Preferred Stock held by such Holder. In order to ensure that the full amount of the contemplated investment is available to the Reorganized Debtor upon consummation of the Plan, Inverness and Vicuna, (the "Standby Purchasers") have committed to purchase at the Subscription Price under the Rights Offering all shares of New Common Stock that are not otherwise purchased pursuant to the Rights Offering. The Standby Purchasers have deposited $24,500,000 into an escrow account in support of such commitment.

          Other than as described below, the Standby Purchasers, Inverness and Vicuna, and their respective members and principals, are not affiliated with the Debtor other than through their ownership of Preferred Stock Equity Interests and being members of the Preferreds' Committee as a co-proponent of the Plan. David C. Smith, the Chairman of the Board of Directors of the Debtor, is an investor in Executive Capital Partners I LP (the "Fund"). Such Fund, along with certain of its affiliates including Inverness/Phoenix Capital, LLC; Inverness/Phoenix Partners, L.P.; and Partners Management I, LP (collectively, the "Inverness Group"), controls and manages approximately 30% of the Preferred Stock Equity Interests. Mr. Smith's investment in the Fund is less than 1% of the aggregate investments in the Inverness Group. Additionally, at his request, Mr. Smith has been excluded from participation in the Inverness Group's investment in the Debtor.

          b.   The Rights

          The Debtor is allocating non-transferable subscription rights (the "Rights") to the record Holders (the "Rights Holders") of Preferred Stock as of the Record Date (the "Rights Offering"). Each Right will entitle the Rights Holder to purchase .3787 shares of New Common Stock for the Subscription Price. Each Rights Holder will be allocated one Right for each share of Preferred Stock held on the Record Date. An aggregate of 5,175,000 Rights will be allocated pursuant to the Rights Offering allowing for the acquisition of 1,960,000 shares of New Common Stock (the "Underlying Shares"). The Rights, which are non-transferable, may be exercised pursuant to the enclosed Ballot.

          No fractional shares of New Common Stock or Cash in lieu thereof will be issued or paid. The number of shares of New Common Stock distributed to each Rights Holder will be rounded down to the nearest whole number.

          No Ballot may be executed in such a manner as to permit issuance of a greater number of Rights than the number to which each Rights Holder is entitled, except that a depository, bank, trust company, and securities broker or dealer holding shares of Preferred Stock on the Record Date for more than one beneficial owner may, upon proper certification in the Master Ballot, execute the Master Ballot on behalf of multiple beneficial owners.

          The Reorganized Debtor shall use reasonable commercial efforts to cause the New Common Stock to be issued upon exercise of the Rights to be listed on a national securities exchange or the Nasdaq National Market.

          c.   The Record Date

          The Record Date for determining the Holders of Preferred Stock Equity Interests (i) entitled to vote on the Plan and (ii) entitled to exercise Rights is April 25, 2000.

          d.   The Expiration Date

          The Rights Offering will expire on the Voting Deadline (the "Expiration Time"). After the Expiration Time, unexercised Rights will be null and void. The Reorganized Debtor will not be obligated to honor any purported exercise of Rights received by the Balloting Agent after the Expiration Time, regardless of when the documents relating to such exercise were sent.

          e.   Subscription Privilege

          Each Right will entitle the Rights Holder to purchase at the Subscription Price .3787 shares of New Common Stock (the "Subscription Privilege"). Certificates representing New Common Stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practicable after the Effective Date of the Plan.

          f.   Subscription Price

          The Subscription Price is $12.50 per Underlying Share subscribed for pursuant to the Subscription Privilege. The Subscription Price is payable to PennCorp Financial Group, Inc. in Cash by certified or cashier's check, money order or wire transfer, all as more completely set forth below under "Procedures for Exercise of Rights."

          g.   Procedures for Exercise of Rights

          Rights Holders may exercise their Rights by causing their Ballots to be delivered to the Balloting Agent at or prior to the Expiration Time, having properly completed and executed the "Rights Offering Subscription" section of the Ballot, together with payment in full of the Subscription Price for each of the Underlying Shares subscribed for pursuant to the Subscription Privilege. Payment may only be made by the record holder (on behalf of the beneficial holder) in either of the following ways (1) by certified or cashier's check or postal, telegraphic or express money order payable to PennCorp Financial Group, Inc. or (2) by wire transfer of funds to the account maintained by the Debtor for the purpose of accepting subscriptions. The Subscription Price will be deemed to have been received by the Debtor only upon (a) receipt by the Balloting Agent of any certified or cashier's check or of any postal, telegraphic or express money order or (b) receipt of collected funds in the Debtor's account. Rights Holders are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment is received and clears by such time. All funds received in payment of the Subscription Price shall be held by the Debtor and invested at the direction of the Proponents in short-term certificates of deposit, short-term obligations of the United States, any state or agency thereof, or money market mutual funds investing in the foregoing instruments. Earnings on such funds will be retained by or for the benefit of the Reorganized Debtor whether or not the Rights Offering is consummated.

          If the aggregate Subscription Price paid by an exercising Rights Holder is insufficient to purchase the number of Underlying Shares that the Rights Holder indicates are being subscribed for, or if an exercising Rights Holder does not specify the number of Underlying Shares to be purchased, then the Rights Holder will be deemed to have exercised the Subscription Privilege to purchase Underlying Shares to the full extent of the payment tendered, excluding any fractional shares. If the aggregate Subscription Price paid by an exercising Rights Holder exceeds the amount necessary to purchase the number of Underlying Shares for which the Rights Holder has indicated an intention to subscribe, then the Rights Holder will be deemed to have exercised the Subscription Privilege (if not already fully exercised) to the full extent of the number of shares that may be purchased based on the number of Rights held by such Rights Holder. Any such overpayment shall be refunded, without any interest thereon.

          Record holders of Preferred Stock such as brokers, trustees or depositaries for securities, which hold shares for the accounts of others, should contact the respective beneficial owners of such shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the Rights. If a beneficial owner so instructs, the record owner of Preferred Stock should complete the "Rights Offering Subscription" section of the Ballot and submit the Ballot to the Balloting Agent with the proper payment. Additionally, beneficial owners of Preferred Stock or Rights held through such a nominee Rights Holder should contact the nominee Rights Holder and request the nominee Rights Holder to effect transactions in accordance with the beneficial owner's instructions.

          The Instructions accompanying the Ballot should be read carefully and followed in detail. BALLOTS SHOULD BE SENT WITH PAYMENT TO THE BALLOTING AGENT. BALLOTS SHOULD NOT BE SENT TO THE PROPONENTS OR THE STANDBY PURCHASERS.

          THE METHOD OF DELIVERY OF BALLOTS AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE BALLOTING AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER. IF SENT BY MAIL, RIGHTS HOLDERS ARE URGED TO SEND BALLOTS AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE BALLOTING AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME.

          IF YOU HOLD YOUR PREFERRED STOCK THROUGH A BROKER, BANK OR OTHER NOMINEE, ONLY THAT ENTITY CAN SUBSCRIBE ON YOUR BEHALF.

          All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Proponents, whose determinations will be final and binding. The Proponents, in their sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such times as they may determine, or reject the purported exercise of any Right. Ballots will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Proponents determine, in their sole discretion. Neither the Proponents nor the Balloting Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Ballots or incur any liability for failure to give such notification.

          Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Disclosure Statement, the Ballots, the Instructions should be directed to the Balloting Agent.

          ONCE A RIGHTS HOLDER HAS PROPERLY EXERCISED THE SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS HOLDERS MAY NOT SELL, TRANSFER, ASSIGN, PLEDGE OR OTHERWISE DISPOSE OF THE RIGHTS OR BALLOTS. ANY SUCH TRANSFER OR ATTEMPTED TRANSFER SHALL BE VOID AND THE REORGANIZED DEBTOR WILL NOT TREAT ANY PURPORTED TRANSFEREE AS THE RIGHTS HOLDER OF SUCH RIGHTS OR BALLOT.

          h.   Balloting Agent

          The Proponents have appointed the Balloting Agent, Innisfree M&A Incorporated, as the information agent for the Rights Offering. Any questions or requests for additional copies of this Disclosure Statement or a Ballot should be directed to the Balloting Agent. The Balloting Agent's address, which is the address to which the Ballots (except Ballots to be returned to nominees) and payment of the Subscription Price must be delivered (except payments made by wire transfer to the Debtor), and the telephone number for the Balloting Agent are as follows:

                    Innisfree M&A Incorporated
                    501 Madison Avenue, 20/th/ Floor
                    New York, NY 10022
                    (877) 750-2689 (toll-free)
                    Banks call (212) 750-7418;
                    Brokers call (212) 750-7946

For wire transfer instructions, contact the Balloting Agent.

          The Debtor will pay the fees and expenses of the Balloting Agent and will indemnify on customary terms the Balloting Agent from certain liabilities which it may incur in connection with the Rights Offering.

          i.   Conditions to Issuance of Shares

          The Reorganized Debtor shall be under no obligation to issue the Underlying Shares unless and until (1) all conditions to the consummation of the Plan have been satisfied and (2) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"). The Rights Offering is not conditioned on the exercise of any minimum number of Rights by Rights Holders. The Proponents reserve the right at any time prior to the Expiration Time to terminate the Rights Offering if consummation is prohibited by law or applicable regulation. The Reorganized Debtor will otherwise be obligated to complete the Rights Offering.

     6.   Standby Purchase Agreement.

          a.   Material Terms

          The Debtor and the Standby Purchasers have entered into a letter agreement dated March 22, 2000 (the "Standby Purchase Agreement") pursuant to which the Standby Purchasers have committed to purchase at the Subscription Price all of the Underlying Shares to be issued pursuant to the Rights Offering to the extent not subscribed for by the Rights Holders. The Standby Purchase Agreement contains the following material terms:

          Each of the Standby Purchasers have severally agreed, subject to certain conditions, to acquire from PennCorp at the Subscription Price per share those Underlying Shares, if any, remaining after the exercise by the Rights Holders of the Subscription Privilege (the "Unexercised Shares"). The purchase of the Unexercised Shares by the Standby Purchasers will be effected through the direct purchase of New Common Stock. To the extent that Underlying Shares are purchased by Rights Holders pursuant to the exercise of Rights, the obligation of each Standby Purchaser to purchase underlying shares under the Standby Purchase Agreement shall be reduced pro rata in accordance with its Standby Percentage (as defined below).

          The Standby Purchase Agreement evidences and represents an obligation on the part of the Standby Purchasers to purchase the total number of Underlying Shares. The obligations of the Standby Purchasers are not subject to the purchase of any minimum number of shares by Rights Holders pursuant to the Rights Offering. The obligation of the Standby Purchasers under the Standby Purchase Agreement, however, are subject to certain conditions, including the receipt of proceeds under the Exit Credit Facility, the consummation of the Reinsurance Transactions, the approval of the Texas Department of Insurance of the Form A Acquisition Statement submitted to the Texas Department of Insurance (which approval was obtained on April 14, 2000), approval by the Texas Department of Insurance of the payment of the Extraordinary Distribution, expiration or early termination of the waiting periods under HSR and the consummation of the Plan by no later than December 31, 2000. Pursuant to the terms of an Amended and Restated Escrow Agreement dated March 21, 2000 among the Debtor, the Standby Purchasers, Rapoport and Sharpe (the "Escrow Agreement"), the Standby Purchasers have deposited $24,500,000 into an escrow account to be released upon consummation of the Plan.

          b.   The Standby Purchasers

          The Standby Purchasers will be Inverness and Vicuna. The agreements provided by Inverness and Vicuna to the Debtor currently provide that each such Standby Purchaser will commit severally to purchase from the Reorganized Debtor the following percentage of Unexercised Shares: Inverness -85.7% and Vicuna - 14.3% (each, a "Standby Percentage"). Inverness and Vicuna have advised the Debtor that Vicuna intends to fully satisfy its commitment as a Standby Purchaser by exercising its Rights, and that the existing Standby Purchase Agreement will be modified to provide that all Unexercised Shares will be purchased by Inverness until its commitment has been satisfied.

          c.   Standby Purchasers' Compensation

          As consideration for the Standby Purchasers' commitment to purchase its respective Standby Percentage of Unexercised Shares, the Reorganized Debtor will pay Inverness an underwriting commitment fee of $1,178,571 and Vicuna an underwriting commitment fee of $196,429.

          d.   Indemnification of Standby Purchasers

          Pursuant to the terms of the Standby Purchase Agreement, provided that the Plan is consummated, the Reorganized Debtor will (1) indemnify each Standby Purchaser, their affiliates, and the directors, officers, employees, managers and representatives of any of them, harmless from and against all claims, expenses (including, but not limited to, attorneys' fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such person in connection with, or arising out of, the Standby Purchase Agreement, the Plan, or any related investigation, litigation or proceeding.

     7.   Proceeds

          The Proponents expect the net proceeds available to the Reorganized Debtor from the Rights Offering to be approximately $23,100,000.

     8.   No Recommendation Regarding Exercise of the Rights

          The Proponents believe that the Rights Offering provides the Reorganized Debtor with a fair and efficient means for raising the capital that is necessary for the successful reorganization of the Debtor while also providing the Holders of Preferred Stock the opportunity to participate in the contemplated capital investment and thereby avoid any significant dilution of their ownership interest in the Reorganized Debtor other than dilution from the Rapoport/Sharpe Investment. THIS DISCLOSURE STATEMENT, AND THE MATERIALS ATTACHED HERETO OR SUBMITTED HEREWITH (OR THE STATEMENTS CONTAINED IN ANY OF THE FOREGOING) DO NOT CONSTITUTE A RECOMMENDATION BY THE PROPONENTS, THE STANDBY PURCHASERS, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AGENTS, OR PROFESSIONALS, REGARDING WHETHER OR NOT A RIGHTS HOLDER SHOULD EXERCISE THE RIGHTS. The decision to exercise or not exercise the Rights is within the sole discretion of each Rights Holder and should be made on the basis of such Rights Holder's independent assessment of the facts and circumstances. In that regard, each Rights Holder is encouraged to review carefully all of the materials included herewith and any other materials deemed relevant by such Rights Holder and to consult with such Rights Holder's own financial and legal advisors. However, if Rights are not exercised prior to the Expiration Time, each Rights Holder is advised that they will receive no value from the Rights.

     9.   The Rapoport/Sharpe Investment

          Issuer:                  The Reorganized Debtor.
          ------

          Security:                New Common Stock, par value $.01 per share.
          --------

          Aggregate Shares
          of New Common
          Stock Offered:           1,840,000
          -------------

          Subscription Price:      $12.50 per share of New Common Stock.
          ------------------

          Listing:                 The Debtor will use reasonable efforts to
          -------                  cause the Rapoport/Sharpe Shares to be listed
                                   on a national securities exchange or the Nasdaq National Market.

          Registration Rights:     The Rapoport/Sharpe Investment will be
          -------------------      effected through a private placement under
                                   Rule 506 of the Securities Act, and, in
                                   connection therewith, the Debtor will grant each of Rapoport and Sharpe the right to cause the Reorganized Debtor to register the New Common Stock purchased by him, in each case, beginning six months after the Effective Date.

          a.   Material Terms

          Upon consummation of the Plan, the Reorganized Debtor will sell, and
(i) Bernard Rapoport ("Rapoport") will purchase, 1,600,000 shares of New Common Stock and (ii) John Sharpe ("Sharpe") will purchase 240,000 shares of New Common Stock (the "Rapoport/Sharpe Investment") at a price per share of $12.50 pursuant to a Subscription Agreement in the form attached hereto as Exhibit C (the "Subscription Agreement"). The aggregate proceeds to the Reorganized Debtor from the Rapoport/Sharpe Investment will be $23,000,000. The obligation of Rapoport and Sharpe under the Subscription Agreement will be subject to certain conditions, including the receipt of proceeds under the Exit Credit Facility, the consummation of the Reinsurance Transactions, the approval of the Texas Department of Insurance of the Form A Acquisition Statement submitted to the Texas Department of Insurance (which approval was obtained on April 14, 2000), approval by the Texas Department of Insurance of payment of the Extraordinary Distribution, the expiration or early termination of all waiting periods under HSR and the consummation of the Rapoport/Sharpe Investment by no later than December 31, 2000. Pursuant to the Escrow Agreement, Rapoport and Sharpe have deposited the entire purchase price to be paid under the Subscription Agreement into an escrow account for release upon Consummation of the Plan.

          Pursuant to the terms of the Plan, the Reorganized Debtor will indemnify Rapoport and Sharpe, their respective affiliates, and the directors, officers, employees, managers and representatives of any of them, harmless from and against all claims, expenses (including, but not limited to, attorneys' fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such person in connection with, or arising out of, the Subscription Agreement, the Plan, or any related investigation, litigation or proceeding.

          The Rapoport/Sharpe Investment will be effected as a private placement of securities under Rule 506 of the Securities of Act of 1933, as amended. In connection therewith, the Subscription Agreement will provide for registration rights for Rapoport and Sharpe whereby beginning six months following consummation of the Rapoport/Sharpe Investment they may cause the Reorganized Debtor to register the New Common Stock purchased under the Subscription Agreement in a public offering.

     10.  Terms of the New Common Stock

          Authorization:           The Amended Certificate of Incorporation
          -------------            shall authorize the issuance of 15,000,000
                                   shares of New Common Stock. Of such
                                   authorized shares, 9,059,000 shares shall be retained and issued directly under the Plan
                                   (i) to the Holders of Preferred Stock, (ii) upon the exercise of the Rights and/or the purchase of New Common Stock under the Standby Purchase Agreement, (iii) pursuant to the terms of the Rapoport/Sharpe Investment and (iv) to Steve Johnson and David Little pursuant to the Executive Agreements (as defined below). 640,000 shares shall be reserved for issuance to the Reorganized
                                   Debtor's officers and directors. Except as otherwise provided by the Plan, no additional shares of New Common Stock may be issued other than as directed by the board of directors of the Reorganized Debtor after the Effective Date.

          Par Value:               The New Common Stock shall have a par value
          ---------                of $0.01 per share.

          Attributes:              The New Common Stock shall have such
          ----------               attributes as to voting, dividends,
                                   liquidation and otherwise as are set forth in the Amended Certificate of Incorporation and as are otherwise provided by Delaware law.

          Listing:                 The Reorganized Debtor will use reasonable
          -------                  efforts to cause the New Common Stock to be
                                   listed on a national securities exchange or the Nasdaq National Market.

     11.  Issuances to Management and Consultants

          Pursuant to Executive Stock and Employment Agreements (the "Executive Agreements") to be executed as of the Effective Date, the following members of the Reorganized

Debtor's management team will receive grants of New Common Stock and/or options to acquire New Common Stock from the Reorganized Debtor in the following amounts:

---------------------------------------------------------------------------------------------------------
                                                            Shares of             Options to Acquire
                        Name and Title                   New Common Stock          New Common Stock
                        --------------                   ----------------          ----------------
---------------------------------------------------------------------------------------------------------
Bernard Rapoport                                                    0                    225,000
Chairman and Chief Executive Officer
---------------------------------------------------------------------------------------------------------
Steven Johnson                                                 50,000                    150,000
President
---------------------------------------------------------------------------------------------------------
David Little                                                   10,000                     15,000
Senior Vice President and Chief Information Officer
---------------------------------------------------------------------------------------------------------
Ron Archer                                                          0                     10,000
VP - Marketing Administration
---------------------------------------------------------------------------------------------------------
David Commons                                                       0                     15,000
Vice President and Corporate Controller
---------------------------------------------------------------------------------------------------------
                                                              -------                   -------
---------------------------------------------------------------------------------------------------------
TOTAL                                                          60,000                    415,000
---------------------------------------------------------------------------------------------------------

          In addition to the foregoing, pursuant to consulting agreements between the Reorganized Debtor and each of John T. Sharpe and William McCormick, the Reorganized Debtor will grant Mr. Sharpe, who will become Vice Chairman, options to acquire an aggregate of 225,000 shares of New Common Stock at $12.50 per share and will grant Mr. McCormick an aggregate of 24,000 shares of New Common Stock. In addition, the following individuals, who currently serve as officers of the Debtor's insurance subsidiaries, will receive the following compensation packages from the Reorganized Debtor upon consummation of the Plan:
Steven Johnson, a $500,000 bonus payment and an initial annual salary of $260,000; from the Reorganized Debtor; David Little, a $235,000 bonus payment and an initial annual salary of $175,000; Ron Archer, an initial annual salary of $85,800; and David Commons, an initial annual salary of $140,000.

          Assuming that all Rights are exercised by the parties to whom they are originally issued and the consummation of the Rapoport/Sharpe Investment, the ownership of New Common Stock immediately upon consummation of the Rights Offering would be as follows:

                          SHARES OF NEW COMMON STOCK
                          --------------------------

 -------------------------------------------------------------------------------------------------------------------
                      New Common                             New Common
                    Stock Received       New Common        Stock Acquired     Management
                    in Exchange for   Stock Acquired in   in the Rapoport/     and Other                Percentage
      Holders      Preferred Stock   the Rights Offering  Sharpe Investment     Grants        Total      of Total
      -------      ----------------  -------------------  -----------------     ------        -----      --------
 -------------------------------------------------------------------------------------------------------------------
 Preferred Stock
 Equity Interests      5,175,000          1,960,000                    0                     7,135,000    78.8%
 -------------------------------------------------------------------------------------------------------------------
 Rapoport                      0                  0            1,600,000                     1,600,000    17.7%
 -------------------------------------------------------------------------------------------------------------------
 Sharpe                        0                  0              240,000                       240,000     2.6%
 -------------------------------------------------------------------------------------------------------------------
 Management                    0                  0                    0          60,000        60,000     0.7%
 -------------------------------------------------------------------------------------------------------------------
 William M.
 McCormick/1/                                                                     24,000        24,000     0.3%
 -------------------------------------------------------------------------------------------------------------------

 TOTAL                 5,175,000          1,960,000            1,840,000          60,000     9,059,000   100.0%/2/
 -------------------------------------------------------------------------------------------------------------------

/1/ Mr. McCormick will receive 24,000 shares in consideration of consulting services provided in connection with the transaction. Mr. McCormick is a former officer and director of the Debtor, and is a limited partner of Executive Capital Partners, an investment partnership managed by Inverness. Mr. McCormick owns 10,000 Shares of Preferred Stock, which is reflected above in Preferred Stock Equity Interests.

/2/ Detail does not add to 100% due to rounding.

     12.  Corporate Governance, Directors and Officers and Corporate Action

          a.   Amended Certificate of Incorporation

          On the Effective Date, the Reorganized Debtor will file its Amended Certificate of Incorporation with the Secretary of the State of Delaware in accordance with sections 102 and 103 of the Delaware General Corporation Law. The Amended Certificate of Incorporation will, among other things, prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a) of the Bankruptcy Code, provide for at least 15 million authorized shares of New Common Stock, and authorize the issuance of preferred stock. After the Effective Date, the Reorganized Debtor may amend and restate its Amended Certificate of Incorporation and other constituent documents as permitted by the Delaware General Corporation Law.

          b.   Directors and Officers of the Reorganized Debtor

          On the Effective Date, the classification and composition of the board of directors of the Reorganized Debtor shall be consistent with the Amended Certificate of Incorporation. Each director and officer shall serve from and after the Effective Date pursuant to the terms of the Amended Certificate of Incorporation, other constituent documents and the Delaware General Corporation Law. The Reorganized Debtor will have up to a seven-person board of directors. On the Effective Date, the Reorganized Debtor's board of directors will be comprised of six members: Bernard Rapoport, James C. Comis III, John T. Sharpe, Robert N. Sheehy, Jr., Larry D. Jaynes and Steven R. Johnson. On the Effective Date, one vacancy will remain on the Reorganized Debtor's board of directors that may or may not be filled after the Effective Date but prior to the next annual meeting of the shareholders of the Reorganized Debtor.

          c.   Corporate Action

          On the Effective Date, the adoption of the Amended Certificate of Incorporation and of new By-laws, the selection of directors and officers for the Reorganized Debtor, and all actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtor or the Reorganized Debtor, and any corporate action required by the Debtor or the Reorganized Debtor in connection with the Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Equity Interest Holders or directors of the Debtor or the Reorganized Debtor. On the Effective Date, the appropriate officers of the Reorganized Debtor and members of the board of directors of the Reorganized Debtor will be authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtor.

          d.   Extraordinary Distribution

          In connection with consummation of the Plan, and upon consummation thereof, Southwestern Life and Security Life will make extraordinary distributions of approximately $33,000,000 and $22,000,000, respectively, to Pacific Life and Accident Insurance Company ("PLAIC"). PLAIC will make an extraordinary distribution of approximately $5,900,000 to the Reorganized Debtor and will pay the Reorganized Debtor approximately $49,100,000 to retire surplus debenture debt. The effect of these transactions will be to provide approximately $55,000,000 to the Reorganized Debtor in connection with consummation of the Plan. The foregoing transactions are subject to approval by the Texas Department of Insurance.

          e.   Sources of Cash for Plan Distributions

          All Cash necessary for the Reorganized Debtor to make payments pursuant to the Plan shall be obtained from existing Cash balances, the operations of the Debtor or Reorganized Debtor, proceeds of the Extraordinary Distribution, proceeds of the Rights Offering and/or of the Standby Purchase Agreement, proceeds of the Rapoport/Sharpe Investment, and post-confirmation borrowing under available facilities of the Debtor or the Reorganized Debtor including, without limitation, the Exit Credit Facility. The Reorganized Debtor may also make such payments using Cash received from principal and interest payments under surplus notes and from other distributions or dividends from its subsidiaries.

C.   Treatment of Executory Contracts and Unexpired Leases.
     -----------------------------------------------------

     1.   Assumption of Executory Contracts and Unexpired Leases

          Immediately prior to the Effective Date, all executory contracts or unexpired leases of the Reorganized Debtor will be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code except those executory contracts and unexpired leases that (1) have been rejected by order of the Bankruptcy Court, (2) are the subject of a motion to reject pending on the Effective Date, (3) are identified on a list to be Filed with the Bankruptcy Court on or before the Confirmation Date as to be rejected, or (4) are rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy

Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code.

     2.   Claims Based on Rejection of Executory Contracts or Unexpired Leases

          All proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be Filed with the Bankruptcy Court within sixty (60) days after the date of entry of an order of the Bankruptcy Court approving such rejection. Any Claims arising from the rejection of an executory contract or unexpired lease not Filed within such times will be forever barred from assertion against the Debtor or the Reorganized Debtor, its estate and property unless otherwise ordered by the Bankruptcy Court or provided in the Plan, all such Claims for which proofs of claim are required to be Filed will be, and will be treated as, General Unsecured Claims subject to the provisions of Article VIII of the Plan.

     3.   Cure of Defaults for Executory Contracts and Unexpired Leases Assumed

          Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (1) the amount of any cure payments, (2) the ability of the Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

     4.   Indemnification of Directors, Officers and Employees

          The obligations of the Debtor to indemnify any Person or Entity serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such Person's or Entity's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in the Debtor's constituent documents, by a written agreement with the Debtor or the Delaware General Corporation Law, shall be deemed and treated as executory contracts that are assumed by the Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations shall be treated as General Unsecured Claims, and shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date. Likewise, the obligations of the Debtor under that certain Release and Indemnity Agreement dated December 24, 1998, among the Debtor, certain of its subsidiaries (together with the Debtor, the "Released Parties") and the individuals named therein (the "Executive Directors") providing for, among other things, the settlement and mutual release of all claims by the Executive Directors and the Released Parties relating to transactions occurring prior to the sale by the Debtor of certain of its subsidiaries to Universal American Financial Corp. shall be treated as General Unsecured Claims, and the Release Agreement, the escrow of funds in respect of same pursuant to the Escrow Agreement dated January 18, 2000 (the "Escrow Agreement") among the Debtor, the

Executive Directors and Chase Bank of Texas, N.A., as escrow agent, and any obligations in respect of the Release Agreement and the Escrow Agreement shall survive unimpaired and unaffected by entry of the Confirmation Order. To the extent the Release Agreement and the Escrow Agreement are executory contracts, each shall be deemed assumed under the Plan.

          The Debtor maintains directors and officers liability insurance policies (both primary and excess). Prior to the Petition Date, the Debtor arranged for extension of the terms of the policies through December 31, 2000. In addition, the Debtor arranged for extension of the so-called "discovery period" to assert claims through the sixth anniversary of the new termination date. The aggregate additional cost to the Debtor for these changes was approximately $700,000.

     5.   Compensation and Benefit Programs

          Except as otherwise expressly provided in the Plan, all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtor applicable to its employees, retirees and non-employee directors and the employees and retirees of its subsidiaries, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance plans are treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code.

D.   Provisions Governing Distributions.
     ----------------------------------

     1.   Distributions for Claims Allowed as of the Effective Date

          Except as otherwise provided in Article VII of the Plan or as may be ordered by the Bankruptcy Court, distributions to be made on the Effective Date on account of Claims and Equity Interests that are Allowed as of the Effective Date and are entitled to receive distributions under the Plan shall be made on the Effective Date, or as soon as practicable thereafter. Distributions on account of Claims and Equity Interests that become Allowed Claims or Allowed Equity Interests after the Effective Date shall be made pursuant to Articles VII.C and VIII.C of the Plan.

          For purposes of determining the accrual of interest or rights in respect of any other payment from and after the Effective Date, the Exit Credit Facility and the New Common Stock to be issued under the Plan shall be deemed issued as of the Effective Date regardless of the date on which they are actually dated, authenticated or distributed; provided, however, that the Reorganized Debtor shall withhold any actual payment until such distribution is made and no interest shall accrue or otherwise be payable on any such withheld amounts.

     2. Distributions by the Reorganized Debtor; Distributions with Respect to Old Notes

          Except as provided in the Plan, the Reorganized Debtor shall make all distributions required under the Plan. Notwithstanding the provisions of Article V.B of the Plan regarding the cancellation of the Old Note Indenture, the Old
Note Indenture shall continue in
effect to the extent necessary to allow the Old Note Indenture Trustee to receive Cash on behalf of the Holders of the Old Notes and make distributions pursuant to the Plan on account of the Old Notes as agent for the Reorganized Debtor. The Old Note Indenture Trustee providing services related to distributions to the Holders of Allowed Old Note Claims shall receive, from the Reorganized Debtor, reasonable compensation for such services and reimbursement of reasonable expenses incurred in connection with such services and upon the presentation of invoices to the Reorganized Debtor. These payments shall be made on terms agreed to with the Reorganized Debtor.

     3.   Delivery of Distributions and Undeliverable or Unclaimed Distributions

          a.   Delivery of Distributions in General

          Distributions to Holders of Allowed Claims and Allowed Equity Interests shall be made at the address of the Holder of such Claim or Equity Interest as indicated on records of the Debtor. Except as otherwise provided by the Plan or the Bankruptcy Code with respect to undeliverable distributions, distributions to Holders of Bank Secured Claims and Old Note Claims shall be made in accordance with the provisions of the applicable indenture, participation agreement, loan agreement or analogous instrument or agreement, and distributions will be made to Holders of record as of the Distribution Record Date.

          b.   Undeliverable Distributions

               (i)   Undeliverable Distributions.

          If any Allowed Claim or Equity Interest Holder's distribution is returned to the Reorganized Debtor as undeliverable, no further distributions shall be made to such Holder unless and until the Reorganized Debtor is notified in writing of such Holder's then-current address. Undeliverable distributions shall remain in the possession of the Reorganized Debtor pursuant to Article VII.C of the Plan until such time as a distribution becomes deliverable. Undeliverable Cash shall not be entitled to any interest, dividends or other accruals of any kind.

               (ii)  After Distributions Become Deliverable.

          Within 20 days after the end of each calendar quarter following the Effective Date, the Reorganized Debtor shall make all distributions that become deliverable during the preceding calendar quarter.

               (iii) Holding of Undeliverable Distributions.

          In an effort to ensure that all Holders of Allowed Claims and Allowed Preferred Stock Equity Interests receive their allocated distributions, the Reorganized Debtor will maintain a listing of unclaimed distribution holders. Any Holder of an Allowed Claim or Equity Interest that does not assert a claim pursuant to the Plan for an undeliverable distribution within five years after the Effective Date shall have its Claim for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtor or its property. In such cases: (i) any Cash held for distribution on account of such Claims shall be property of the Reorganized Debtor, free of any restrictions thereon; and (ii) any New Common

Stock held for distribution on account of such Equity Interests shall be canceled and of no further force or effect. Nothing contained in the Plan shall require the Reorganized Debtor to attempt to locate any Holder of an Allowed Claim or Allowed Equity Interest.

               (iv)  Compliance with Tax Requirements.

          In connection with the Plan, to the extent applicable, the Reorganized Debtor shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements.

     4.   Distribution Record Date

          As of the close of business on the Distribution Record Date, the transfer registers for the Old Notes and for the Preferred Stock as maintained by the Debtor, the Old Notes Indenture Trustee, or their respective agents, shall be closed and there shall be no further changes in the Record Holders of any Old Notes or Preferred Stock. Moreover, the Reorganized Debtor shall have no obligation to recognize the transfer of any Old Notes or Preferred Stock occurring after the Distribution Record Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

     5.   Timing and Calculation of Amounts to be Distributed

          Unless otherwise provided for in Section III of the Plan or agreed to by the Holder of a Claim or Equity Interest and the Proponents, on the Effective Date, each Holder of an Allowed Claim and Allowed Equity Interest shall receive the full amount of the distributions that the Plan provides for Allowed Claims and Allowed Equity Interests in the applicable Class. Beginning on the date that is 20 calendar days after the end of the calendar quarter following the Effective Date and 20 calendar days after the end of each calendar quarter thereafter, distributions shall also be made, pursuant to Article VIII.C of the Plan, to Holders of Disputed Claims or Disputed Equity Interests in any such Class whose Claims or Equity Interests were allowed during the preceding calendar quarter. Such quarterly distributions shall also be in the full amount that the Plan provides for Allowed Claims and Allowed Equity Interests in the applicable Class.

     6.   No Fractional Shares

          No fractional shares of New Common Stock will be issued. In the event a Holder of an Allowed Class 7 Preferred Stock Equity Interest is entitled to distribution of a fraction of one share of New Common Stock, the actual issuance will reflect a rounding of such fraction down to the nearest whole share.

     7.   Setoffs

          The Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the claims, rights and causes of action of any nature that the Debtor or Reorganized Debtor may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or Reorganized Debtor of any such claims, rights and causes of action that the Debtor or Reorganized Debtor may possess against such Holder.

     8.   Surrender of Canceled Instruments or Securities

          Except as set forth in subsection VII.I of the Plan, as a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim or Allowed Equity Interest evidenced by the instruments, securities or other documentation canceled pursuant to Article V.B of the Plan, the Holder of such Claim or Equity Interest shall tender the applicable instruments, securities or other documentation evidencing such Claim or Equity Interest to the Reorganized Debtor. Any Cash or New Common Stock to be distributed pursuant to the Plan on account of any such Claim or Equity Interest shall, pending such surrender, be treated as an undeliverable distribution pursuant to Article VII.C of the Plan.

          a.   Surrender of Instruments

          Each Holder of (a) an Old Note Claim and (b) an Equity Interest based on Preferred Stock shall tender its Old Notes relating to such Claim or any certificate relating to its Preferred Stock to the Reorganized Debtor in accordance with written instructions to be provided to such Holders by the Reorganized Debtor as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such Old Notes or such certificate will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such Old Notes or such certificates with a letter of transmittal in accordance with such instructions. All surrendered Old Notes and Preferred Stock certificates shall be marked as canceled.

          b.   Failure to Surrender Canceled Instruments

          Except as provided in Section V.D.9 below, any Holder of Old Notes or Preferred Stock that fails to surrender or is deemed to have failed to surrender the applicable Old Notes or certificates for Preferred Stock required to be tendered hereunder within five years after the Effective Date shall have its Claim for a distribution pursuant to the Plan on account of such Old Notes or Preferred Stock discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtor or its property. In such cases, any Cash or shares of New Common Stock held for distribution on account of such Claim shall be disposed of pursuant to the provisions set forth in Article VII.C of the Plan.

     9.   Lost, Mutilated or Destroyed Securities

          In addition to any requirements under the Old Notes Indenture or any other agreement (including the Prepetition Bank Credit Facility, if required), any Holder of a Claim or Equity Interest evidenced by an Old Note, a note issued under the Prepetition Bank Credit Facility or a certificate for Preferred Stock that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such Old Note, a note issued under the Prepetition Bank Credit Facility or a certificate for Preferred Stock, deliver to the Reorganized
Debtor: (1) an affidavit of loss reasonably satisfactory to the Reorganized Debtor or the Old Notes Indenture Trustee, as applicable, setting forth the unavailability of note or instrument; and (2) such additional security or indemnity as may reasonably be required by the Reorganized Debtor to hold the Reorganized Debtor or the Old Notes Indenture Trustee, as applicable, harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Allowed Claim or Allowed Equity Interest. Upon compliance with Article VII.I of the Plan by a Holder of a Claim or Equity Interest evidenced by an Old Note, a note issued under the Prepetition Bank Credit Facility or a certificate for Preferred Stock, such Holder shall, for all purposes under the Plan, be deemed to have surrendered such note or instrument.

E.   Procedures for Resolving Disputed Claims.
     ----------------------------------------

     1.   Prosecution of Objections to Claims

          Holders of Claims and Equity Interests need not file proofs of Claim or Equity Interest with the Bankruptcy Court and shall be subject to Bankruptcy Court process only to the extent provided in the Plan. On and after the Effective Date, except as otherwise provided herein, all Claims shall be paid in the ordinary course of business of the Reorganized Debtor. If the Debtor disputes any Claim (including any Administrative Claim, Priority Tax Claim, Other Secured Claim, General Unsecured Claim, Non-Settling Old Note Claim or Non-Settling Common Stock Claim), such dispute shall be determined, resolved or adjudicated, as the case may be, in a manner as if the Chapter 11 Case has not been commenced. The Debtor may elect, at its sole option (upon consultation with the Preferreds' Committee), to object under section 502 of the Bankruptcy Code with respect to any proof of Claim or Equity Interest, provided, however, that
                                                       --------  -------
the Debtor's failure to object to any proof of Claim or Equity Interest shall not constitute a waiver, release or any admission as to validity with respect to the underlying Claim or Equity Interest.

          After the Confirmation Date, the Debtor and the Reorganized Debtor shall have the exclusive authority to File objections, settle, compromise, withdraw or litigate to judgment objections to Claims or Equity Interests. From and after the Confirmation Date, the Debtor and the Reorganized Debtor may settle or compromise any Disputed Claim or Disputed Equity Interest without approval of the Bankruptcy Court.

     2.   Estimation of Claims

          The Debtor or the Reorganized Debtor may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtor or the Reorganized Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtor or Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

     3.   Payments and Distributions on Disputed Claims or Interests

          Notwithstanding any provision in the Plan to the contrary, except as otherwise agreed by the Reorganized Debtor in its sole discretion, no partial payments and no partial distributions will be made with respect to a Disputed Claim or Disputed Equity Interest until the resolution of such disputes by settlement or Final Order. Subject to the provisions of Article VIII.C of the Plan, as soon as practicable after a Disputed Claim or Disputed Equity Interest becomes an Allowed Claim or an Allowed Equity Interest, the Holder of such Allowed Claim or Allowed Equity Interest will receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim(s) or Equity Interests(s) and a Disputed Claim(s) or Equity Interests(s) will receive the appropriate payment or distribution on the Allowed Claim(s) or Equity Interest(s), although, except as otherwise agreed by the Reorganized Debtor in its sole discretion, no payment or distribution will be made on the Disputed Claim(s) or Disputed Equity Interest(s) until such dispute is resolved by settlement or Final Order. In the event there are Disputed Claims or Disputed Equity Interests requiring adjudication and resolution, the Debtor reserves the right, or upon order of the Court, to establish appropriate reserves for potential distributions to the Holders of such Claims or Equity Interests.

F.   Conditions Precedent to Consummation of the Plan.
     ------------------------------------------------

     1.   Conditions Precedent to Consummation

          The following events shall occur prior to or concurrently with the consummation of the Plan:

          a. the Confirmation Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Chapter 11 Case by the Clerk of the Bankruptcy Court in form and substance acceptable to the Proponents and the Creditors' Committee;

          b. the Confirmation Order shall have been entered and is not reversed or subject to a stay;

          c. the Exit Credit Facility shall be available to the Reorganized Debtor in an amount not less than $90 million and on such terms and conditions as set forth in the Exit Credit Facility;

          d.   the Reinsurance Transactions will have occurred;

          e.   the Extraordinary Distribution will have been paid;

          f. the Standby Purchase Agreement shall be in full force and effect, and all conditions precedent to the obligations of Inverness and Vicuna under the Standby Purchase Agreement shall have been satisfied in accordance therewith;

          h. the Expiration Date with respect to the Rights Offering shall have occurred;

          i.   the Rapoport/Sharpe Investment shall have been consummated; and

          j. all regulatory approvals necessary for the transactions contemplated herein shall have been received.

Barring unforeseen circumstances, the Proponents expect that all conditions precedent will be satisfied with no delay to consummation of the Plan.

     2.   Effect of Non-Occurrence of Conditions to Consummation

          If the Confirmation Order is vacated, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtor; (2) prejudice in any manner the rights of the Debtor; or (3) constitute an admission, acknowledgement, offer or undertaking by the Debtor in any respects.

G.   Release, Injunctive and Related Provisions.
     ------------------------------------------

     1.   Subordination

          The classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Equity Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination rights satisfied, compromised and settled pursuant to Article X.A of the Plan.

     2.   Limited Releases by the Debtor

          Except as otherwise specifically provided in the Plan, for good and valuable consideration, including, but not limited to, the commitment and obligation of Inverness, Vicuna, Rapoport and Sharpe to provide financial support necessary for consummation of the Plan (including the obligations and undertakings of Inverness and Vicuna under the Standby Purchase Agreement, and the obligations and undertakings of each of Rapoport and Sharpe under the Rapoport/Sharpe Investment), and the services of the Creditors' Committee, the Preferreds' Committee and the D&O Releasees to facilitate the expeditious reorganization of the Debtor and the implementation of the restructuring contemplated by the Plan, the Inverness Releasees, the Vicuna Releasees, the Rapoport Releasees, the Sharpe Releasees, the D&O Releasees, the Creditors' Committee Releasees, and the Preferreds' Committee Releasees, on and after the Effective Date, are released by the Debtor and the Reorganized Debtor and their subsidiaries from any and all Claims, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Debtor or its subsidiaries would have been legally entitled to assert in their own right (whether individually or collectively), or that any Holder of a Claim or Equity Interest or other Person or Entity would have been legally entitled to assert on behalf of the Debtor or its subsidiaries, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date, except in the case of the D&O Releasees, for claims or liabilities (i) in respect of any outstanding loan, advance or similar payment by the Debtor or its subsidiaries to any such Person which is outstanding on the Effective Date, (ii) in respect of any contractual obligation owed by such Person to the Debtor or its subsidiaries on the Effective Date, or
(iii) resulting from intentional misconduct or bad faith. Holders of Claims against and Equity Interests in the Debtor are not, by operation of the Plan, releasing any claims or causes of action they may have in their individual capacity against the released parties.

          The Debtor is not aware of any claims or causes of action (including those referred to below by NBT of Delaware and Mr. Fickes) that would inure to the benefit of its Estate against the parties that it is releasing under the Plan. For a description of relationships and transactions among the Debtor and certain executive officers and directors, see Part III and Note 18 of the Notes to Consolidated Financial Statements contained in the Debtor's Form 10-K for the fiscal year ended December 31, 1999, a copy of which is annexed hereto as Exhibit E.

          NBT of Delaware is of the view that certain of the payments to the Debtor's officers as described herein and in Exhibit E might constitute a waste of corporate assets. To the extent any such claims exist, the releases described above will absolve these parties from any liability to the Debtor's estate.

          Steven W. Fickes was the president and chief financial officer of the Debtor from 1995 to 1998. He was a member of the Debtor's board of directors from 1990 through January 1999, at which time he resigned. He presently owns approximately 400,000 shares of the Debtor's common stock. Mr. Fickes also has an unsecured claim against the Debtor. Mr. Fickes believes that there are very substantial claims and causes of action that would inure to the benefit of the Estate against certain of the parties the Debtor is releasing under the Plan. Mr. Fickes believes that one such cause of action alone, relating to the Debtor's alleged mismanagement of the sale of the Penn Union companies, is of sufficient magnitude that its pursuit would result in benefit to Holders of Common Stock Equity Interests in this case.

     3.   Preservation of Rights of Action

          Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtor shall retain and may exclusively enforce any claims, rights and causes of action that the Debtor or its estate may hold against any Person or Entity. The Reorganized Debtor may pursue such retained claims, rights or Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtor. On the Effective Date, the Reorganized Debtor shall be deemed to waive and release any claims, rights or Causes of Action arising under sections 544, 547, 548, 549 and 550 of the Bankruptcy Code ("Avoidance Claims") held by the Reorganized Debtor against any Person or Entity. The Debtor is not aware of any Avoidance Claims that would inure to the benefit of its Estate. Moreover, because the Debtor is and has been solvent at all relevant times, a necessary element of most common avoidance actions, such as preference and fraudulent transfer claims, does not exist.

     4.   Exculpation

          The Debtor, the Reorganized Debtor and their Professionals (acting in such capacity), the Preferreds' Committee Releasees, the Creditors' Committee Releasees, the Inverness Releasees, the Vicuna Releasees, the D&O Releasees, the Rapoport Releasees and the Sharpe Releasees shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan, including the Standby Purchase Agreement or the Rapoport/Sharpe Investment, or any other act taken or omitted to be taken in connection with the Chapter 11 Case; provided, however, that the foregoing provisions shall have no effect on the liability of any Person or Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct.

     5.   Injunction

          From and after the Effective Date, all Persons and entities are permanently enjoined from commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any claim, obligation, debt, right, Cause of Action, remedy or liability released or to be released pursuant to Article X of the Plan.

H.   Retention of Jurisdiction.
     -------------------------

          Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Case after the Effective Date as legally permissible, including jurisdiction to:

          1. allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim, including the resolution of any request of payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims or Equity Interests;

          2. grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan for periods ending on or before the Effective Date;

          3. resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which the Debtor is a party or with respect to which the Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date pursuant to Article VI of the Plan to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

          4. ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan, including ruling on any motion Filed pursuant to Article VII;

          5. decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtor that may be pending on the Effective Date;

          6. enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Disclosure Statement;

          7. resolve any cases, controversies, suits of disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person's or Entity's obligations incurred in connection with the Plan;

          8. issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with Consummation or enforcement of the Plan, except as otherwise provided herein;

          9. resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in Article X of the Plan and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

          10. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

          11. determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement; and

          12.  enter an order and/or final decree concluding the Chapter 11
Case.

I.   Miscellaneous Provisions.
     ------------------------

     1.   Dissolution of Creditors' Committee

          On the Effective Date, the Creditors' Committee shall dissolve and its members shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Case, except that the Creditors' Committee shall continue in existence for the limited purpose of reviewing and, if it so determines, prosecuting any objections to the final fee applications filed by Professionals in the Chapter 11 Case.

     2.   Payment of Statutory Fees

          All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

     3.   Discharge of Debtor

          Except as otherwise provided herein: (1) the rights afforded in the Plan and the treatment of all Claims and Equity Interests therein, shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtor and the Debtor in Possession, or any of their assets or properties, (2) on the Effective Date, all such Claims against, and Equity Interests in the Debtor shall be satisfied, discharged and released in full and (3) all Persons and Entities shall be precluded from asserting against the Reorganized Debtor, its successors or its assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date. The Plan does not impair the rights of any Holders of Class 5 Claims, including, but not limited to: (i) Holders of Claims under executory and nonexecutory contracts and leases; (ii) persons or entities entitled to contractual or common law rights of indemnity, contribution and/or reimbursement; or (iii) Claims of any party or entity relating to any environmental condition as to which the Debtor is or may be liable.

     4.   Modification of Plan

          The Proponents reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and after the entry of the Confirmation Order, the Debtor or the Reorganized Debtor, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

     5.   Revocation of Plan

          The Proponents reserve the right, at any time prior to the entry of the Confirmation Order, to revoke and withdraw the Plan.

     6.   Successors and Assigns

          The rights, benefits and obligations of any Person or Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

     7.   Reservation of Rights

          Except as expressly set forth herein, this Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of the Plan, any statement or provision contained therein, or the taking of any action by the Proponents with respect to the Plan, or the Debtor's failure to object to any proof of Claim or Equity Interest, shall be or shall be deemed to be an admission or waiver of any rights of the Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

     8.   Further Assurances

          The Debtor, the Reorganized Debtor and all Holders of Claims and Equity Interests receiving distributions under the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

                 VI.  CONFIRMATION AND CONSUMMATION PROCEDURE

          Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

A.   Solicitation of Votes.
     ---------------------

          In accordance with sections 1126 and 1129 of the Bankruptcy Code, the Preferred Stock Equity Interests in Class 7 of the Plan are impaired and the Holders of Allowed Equity Interests in such Class are entitled to vote to accept or reject the Plan. Claims in Classes 1 (Other Priority Claims), 2 (Bank Secured Claims), 3 (Other Secured Claims), 4 (Old Note Claims), 5 (General Unsecured Claims) and 6 (Class Action Suit Claims) are Unimpaired, and the holders of Allowed Claims in each of such Classes are conclusively presumed to have accepted the Plan. The Holders of Common Stock Equity Interests and the Non-Settling Common Stock Claims in Class 8 are impaired, will not receive or retain any property under the Plan, and are conclusively presumed to have rejected the Plan. Thus, the solicitation of acceptances with respect to Classes 1, 2, 3, 4, 5, 6 and 8 is not required under section 1126(f) of the Bankruptcy Code.

          As to a class of Equity Interests entitled to vote on a plan, acceptance is defined as acceptance by holders of at least two-thirds of the number of shares in such class that have timely voted to accept or reject a plan.

          A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

          Pursuant to the Disclosure Statement Order, Holders of Allowed Preferred Stock Equity Interests as of April 25, 2000, are entitled to vote their Equity Interests.

B.   The Confirmation Hearing.
     ------------------------

          The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for June 5, 2000 at 4:00 p.m. Eastern Time, before the Honorable Peter J. Walsh, United States Bankruptcy Judge at the United States Bankruptcy Court, 824 Market Street, 6th Floor, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number and type of shares of Equity Interests held by the objector. Any such objection must be filed with the Bankruptcy Court and served so that it is received by the Bankruptcy Court and the following parties on or before May 30, 2000 at 4:00 p.m. Eastern Time:

PENNCORP FINANCIAL GROUP, INC.         YOUNG CONAWAY STARGATT & TAYLOR, LLP
c/o Southwestern Financial Services    Co-attorneys for the Creditors' Committee
Corporation                            Eleventh Floor, Rodney Square North
717 North Harwood Street               P.O. Box 391
Dallas, Texas 75201                    Wilmington, Delaware 19899
Attn:  Scott D. Silverman, Esq.        Attn:  David Peress, Esq.


WEIL, GOTSHAL & MANGES LLP             KIRKLAND & ELLIS
Co-Attorneys for the Debtor            Co-Attorneys for the Unofficial
767 Fifth Avenue                       Committee of Preferred Shareholders
New York, New York  10153              200 E. Randolph Drive
Attn:  Jeffrey L. Tanenbaum, Esq.      Chicago, Illinois  60601
                                       Attn:  James H.M. Sprayregen, Esq.

RICHARDS, LAYTON, & FINGER, P.A.       PACHULSKI, STANG, ZIEHL, YOUNG & JONES
Co-Attorneys for the Debtor            Co-Attorneys for the Unofficial
One Rodney Square                      Committee of Preferred Shareholders
P.O. Box 551                           919 North Market Street
Wilmington, Delaware 19801             Wilmington, Delaware 19801
Attn:  Mark D. Collins, Esq.           Attn:  Laura Davis Jones, Esq.

OFFICE OF THE UNITED STATES            AKIN, GUMP, STRAUSS, HAUER & FELD,
TRUSTEE                                L.L.P.
601 Walnut Street                      Co-Attorneys for the Creditors' Committee
Curtis Center, Suite 950 West          590 Madison Avenue
Philadelphia, Pennsylvania 19106       New York, New York 10022
Attn:  Frank Perch, Esq.               Attn:  Lisa G. Beckerman, Esq.

Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

C.   Confirmation.
     ------------

          At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible and (iii) in the "best interests" of creditors and stockholders that are impaired under the plan.

     1.   Acceptance

          Holders of Class 7 Preferred Stock Equity Interests are impaired under the Plan and are entitled to vote to accept or reject the Plan. Classes 1 (Other Priority Claims), 2 (Bank Secured Claims), 3 (Other Secured Claims), 4 (Old Note Claims), 5 (General Unsecured Claims) and 6 (Class Action Suit Claims) of the Plan are unimpaired and, therefore, are conclusively presumed to have voted to accept the Plan. Class 8 (Common Equity Interests and Non-Settling Common Stock Claims) of the Plan is impaired under the Plan, will not receive or retain any property under the Plan, and, therefore, is conclusively presumed to have voted to reject the Plan. The Proponents will seek nonconsensual confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to Class 8, which is presumed to have rejected the Plan.

     2.   Unfair Discrimination and Fair and Equitable Tests

          To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for secured creditors, unsecured creditors and equity holders, as follows:

          (a)  Secured Creditors. Either (i) each impaired secured creditor
               -----------------
     retains its liens securing its secured claim and receives on account of its secured claim deferred Cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds to be as provided in clause (i) or (ii) of this subparagraph.

          (b)  Unsecured Creditors. Either (i) each impaired unsecured creditor
               -------------------
     receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

          (c)  Equity Interests. Either (i) each holder of an equity interest
               ----------------
     will receive or retain under the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the plan.

     3.   Feasibility

          The Bankruptcy Code permits a plan to be confirmed if it is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Preferreds' Committee has analyzed the Reorganized Debtor's ability to meet its obligations under the Plan. As part of this analysis, the Preferreds' Committee has prepared projections of the Reorganized Debtor's financial performance for each of the five fiscal years in the period ending December 31, 2004 (the "Projection Period"). These projections, and the assumptions on which they are based, are included in the Projected Financial Information annexed hereto as Exhibit F. Based upon such projections, the Preferreds' Committee believes that the Reorganized Debtor will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization.

          The financial information and projections appended to the Disclosure Statement include for the five fiscal years in the Projection Period:

     . Pro Forma Consolidated Balance Sheet of the Reorganized Debtor as of December 31, 1999 and Pro Forma Statement of Operations for the one year period ended December 31, 1999;

     . Projected Consolidated Balance Sheet of the Reorganized Debtor for the five years in the projection period;

     . Projected Income Statement of the Reorganized Debtor for each of the one year periods in the five year projection period; and

     . Projected Capitalization Table of the Reorganized Debtor as of the Effective Date.

          The pro forma financial information and the projections are based on the assumption that the Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date under the Plan was January 1, 2000. Although the projections and information are based upon a January 1, 2000 Effective Date, the Preferreds' Committee believes that an actual Effective Date in the third or fourth quarter of fiscal 2000 would not have any material effect on the projections on a one year by one year period.

          The Preferreds' Committee prepared these financial projections based upon certain assumptions which it believes to be reasonable under the circumstances. Those assumptions considered to be significant are described in the financial projections, which are annexed hereto as Exhibit F. The financial projections have not been examined or compiled by independent accountants. The Proponents make no representation as to the accuracy of the projections or the Reorganized Debtor's ability to achieve the projected results. Many of the assumptions on which the projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. All holders of Claims and Equity Interests that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the financial projections are based in evaluating the Plan.

     4.   Best Interests Test

          With respect to each impaired class of claims and equity interests, confirmation of a plan requires that each holder of a claim or equity interest either (i) accept the plan or

(ii) receive or retain under the plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code. To determine what holders of claims and equity interests of each impaired class would receive if the debtor were liquidated under chapter 7, the bankruptcy court must determine the dollar amount that would be generated from the liquidation of the debtor's assets and properties in the context of a chapter 7 liquidation case. The Cash amount which would be available for satisfaction of claims and equity interests would consist of the proceeds resulting from the disposition of the unencumbered assets and properties of the debtor, augmented by the unencumbered Cash held by the debtor at the time of the commencement of the liquidation case. Such Cash amount would be reduced by the amount of the costs and expenses of the liquidation and by such additional administrative and priority claims that might result from the termination of the Debtor's business and the use of chapter 7 for the purposes of liquidation.

          A debtor's costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those which might be payable to attorneys and other professionals that such a trustee might engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the debtor during the pendency of the chapter 11 case. The foregoing types of claims and other claims which might arise in a liquidation case or result from the pending chapter 11 case, including any unpaid expenses incurred by the debtor during the chapter 11 case such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition unsecured claims.

          To determine if a plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of a liquidation of the debtor's unencumbered assets and properties, after subtracting the amounts attributable to the foregoing claims, are then compared with the value of the property offered to such classes of claims and equity interests under the plan.

          After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Case, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail and (iii) the substantial increases in claims which would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Case, the Proponents have determined that confirmation of the Plan will provide each holder of an Allowed Claim or Equity Interest with a recovery that is not less than such holder would receive pursuant to liquidation of the Debtor under chapter 7.

          The Proponents also believe that the value of any distributions to each class of Allowed Claims in a chapter 7 case, including all Secured Claims, would be less than the value of distributions under the Plan because such distributions in a chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed after the completion of such liquidation in order to resolve claims and prepare for distributions. In the likely event litigation was necessary to resolve claims asserted in the chapter 7 case, the delay could be prolonged.

          The Debtor's Liquidation Analysis is attached hereto as Exhibit G. The information set forth in Exhibit G provides a summary of the liquidation values of the Debtor's assets assuming a chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtor's estate. Reference should be made to the Liquidation Analysis for a complete discussion of the Liquidation Analysis.

          Underlying the Liquidation Analysis are a number of estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtor. The Liquidation Analysis is also based on assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected might not be realized if the Debtor were, in fact, to undergo such a liquidation.

D.   Consummation.
     ------------

          The Plan will be consummated on the Effective Date. The Effective Date of the Plan means the date selected by the Proponents which is a Business Day after the Confirmation Date on which (a) no stay of the Confirmation Order is in effect and (b) all conditions specified in Article IX. A of the Plan have been satisfied. For a more detailed discussion of the conditions precedent to consummation of the Plan and the consequences of the failure to meet such conditions, see Section V.F, "The Plan of Reorganization -- Conditions Precedent to Effectiveness of the Plan."

          The Plan is to be implemented pursuant to its terms, consistent with the provisions of the Bankruptcy Code.

E.   Exit Financing.
     --------------

          As a condition to the effectiveness of the Plan, the Reorganized Debtor must have credit availability under a revolving credit facility in an amount not less than $90 million (the "Exit Credit Facility"). Inverness has negotiated the Exit Credit Facility with ING (U.S.) Capital LLC. Effectuation of the Exit Credit Facility as of the Effective Date will satisfy the foregoing condition.

                          VII. SECURITIES LAW MATTERS

          The issuance of New Common Stock in exchange for Preferred Stock Equity Interests, the issuance of Rights for New Common Stock pursuant to the Rights Offering and the issuance of New Common Stock upon exercise of such Rights are exempt from registration under the Securities Act of 1933, as amended ("Securities Act"), by sections 1145(a)(1) and 1145(a)(2) of the Bankruptcy Code. In particular, section 1145(a)(2) of the Bankruptcy Code provides that a sale of a security upon exercise of a warrant, option, right or privilege, such as the issuance of New Common Stock upon exercise of the Rights, will be exempt from registration under the Securities Act. In Barry's Jewelers, Inc., SEC No-
                                               ----------------------
Action Letter, 1998 WL 425887 ("Barry's Jewelers"), the SEC Staff indicated that
                                ----------------
in order for section 1145(a)(2) to apply to a securities issuance in which holders of claims or interests exchange such claims or interests plus additional consideration, the implied value of the claims or interests in question must exceed the value of the other consideration. In the case of the Rights Offering, assuming the full exercise of the Rights, the aggregate cash consideration paid by the holders of Preferred Stock Equity Interests is $24,500,000. Applying the analysis set forth in Barry's Jewelers, the implied
                                                ----------------
value of the Preferred Stock Equity Interests, assuming the full exercise of the Rights, is as follows:

      Enterprise Value of the Reorganized Debtor:           $     225,000,000/2/

      Implied Equity Value of the Reorganized Debtor:       $     135,000,000/3/

      Implied Equity Value attributable to the Preferred
      Stock Equity Interests:                               $     105,300,000/4/

      Less maximum amount of cash that may be paid by
      the holders of Preferred Stock upon exercise of
      the Rights:                                           $      24,500,000

      Implied Value of Preferred Stock Equity Interests:    $      80,800,000

          Based upon the foregoing, the implied value of the Preferred Stock Equity Interests ($80,800,000) exceeds the cash consideration paid by the holders of Preferred Stock Equity Interests upon exercise of the Rights ($24,500,000), and, as such, the New Common Stock issued upon exercise of the Rights should be exempt from registration under the Securities Act.

          Section 1145(a)(1) of the Bankruptcy Code, however, does not apply to subsequent sales of New Common Stock by persons who are "underwriters," as that term is defined in section 1145(b)(1). Section 1145(b)(1) provides that, for purposes of section 2(11) of the Securities Act, the term "underwriter" means, in addition to those persons who perform traditional underwriting activities, any person directly or indirectly controlling or controlled by the issuer of the securities, or any person under direct or indirect common control with such issuer. By defining the term "underwriter" to include affiliates of the issuer, subsequent sales by such affiliates of securities issued under a plan of reorganization are subject to the registration requirements of the Securities Act, unless another exemption from such registration requirements is available to the affiliate who desires to effect such sale.


__________________
/2/ Based upon the lowest pre-reorganization enterprise value attributed to the Debtor of $280,000,000 by Swiss Re in its bid, plus $47,500,000 of new equity provided by the Rapoport/Sharpe Investment and the Rights Offering, less approximately $90,000,000 of repayment of indebtedness, less approximately $12,500,000 of transaction expenses to be paid on the Effective Date. Does not include any adjustment for assets and liabilities at the holding company level, which are assumed to net out at zero for purposes of this analysis.

/3/ The Enterprise Value less $90,000,000 of indebtedness drawn down under the New Credit Facility.

/4/ Assuming full exercise of the Rights, the holders of Preferred Stock will hold approximately 78% of the New Common Stock.

          In evaluating whether a person directly or indirectly controls, is controlled by, or is under common control with an issuer of securities, an analysis must be made of the facts and circumstances regarding the relationship between such person and the issuer. A detailed discussion of all the criteria applicable to such an analysis, and of the impact of such analysis on all the persons who will receive securities under the Plan, is beyond the scope of this Disclosure Statement.

          The SEC has promulgated Rule 144 to permit resales by affiliates under certain specific conditions and, by complying with such conditions, avoid being deemed statutory underwriters. The SEC has repeatedly taken the position that Rule 144 is available to affiliates who resell securities of an issuer received pursuant to an exemption under section 1145(a)(1) of the Bankruptcy Code. The Proponents concur in this interpretation that Rule 144 is available to govern resales of New Common Stock received in exchange for Preferred Stock and New Common Stock received pursuant to the Rights Offering.

          The Reorganized Debtor will use reasonable efforts to cause the New Common Stock to be listed on a national securities exchange or the Nasdaq National Market.

          GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, THE PROPONENTS MAKE NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO RESELL NEW COMMON STOCK. THE PROPONENTS RECOMMEND THAT HOLDERS OF PREFERRED STOCK EQUITY INTERESTS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY RESELL NEW COMMON STOCK.

          The issuance of New Common Stock to the Standby Purchasers pursuant to the Standby Purchase Agreement is exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. Such New Common Stock issued to the Standby Purchasers shall be "restricted securities" for purposes of the Securities Act and may not be resold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from registration under the Securities Act. It is contemplated that the Standby Purchasers will enter into an agreement with the Reorganized Debtor that provides for registration rights with respect to such New Common Stock with the same or similar terms as those provided in connection with the Rapoport/Sharpe Investment.

                    VIII. CERTAIN HART-SCOTT-RODINO MATTERS

          The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), imposes notification requirements with respect to certain transactions involving the acquisition of a significant portion of the voting securities of a company. When the HSR notification requirements are applicable, the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("DOJ") must be provided information about the transaction and certain parties thereto in order to make a determination regarding possible anticompetitive effects. Once the required notifications are filed in connection with a sale by a bankruptcy estate, a waiting period of 15 days commences. The transaction may not close prior to expiration of the waiting period. If the FTC or DOJ do not take some action to delay or stop the transaction within the waiting period, the HSR requirements are satisfied and the transaction can be consummated without further delay. The waiting period with respect to the vast majority of HSR filings passes without objection by the FTC or DOJ.

          The acquisition of New Common Stock by the Standby Purchasers and Rapoport/Sharpe will subject the Debtor and such persons to the HSR notification requirements. The Proponents do not believe there is a material probability that expiration of the HSR waiting period will be delayed or deferred by any FTC or DOJ action.

                                 IX. VALUATION

A.   Reorganization Values.
     ---------------------

          THE VALUATIONS SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUES ASCRIBED IN THE ANALYSIS DO NOT PURPORT TO BE ESTIMATES OF THE POST-REORGANIZATION MARKET TRADING VALUES. SUCH TRADING VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZATION EQUITY VALUE ASSOCIATED WITH THE VALUATION ANALYSIS.

          The Proponents believe the Plan provides Holders of Preferred Stock Equity Interests a greater recovery than they would receive in a liquidation under chapter 7 of the Bankruptcy Code. The Proponents have estimated the recoveries to Holders of Preferred Stock Equity Interests in a liquidation under chapter 7 to range from $5.63 per share to $12.85 per share. See Section VI.C.4, "Confirmation and Consummation Procedure -- Confirmation --Best Interests Test" and Exhibit G. Based on the pro forma financial statements prepared by the Preferreds' Committee and annexed hereto as Exhibit F, the estimated book value of the New Common Stock of the Reorganized Debtor will approximate $169.3 million as of December 31, 1999 (on a pro forma basis), representing approximately $18.70 per share of New Common Stock issued in exchange for each share of existing preferred stock. This value exceeds all ranges of the value of estimated recoveries in a chapter 7 liquidation, without regard to any additional value attributable in respect of the Rights. Accordingly, the Proponents believe confirmation of the plan is in the best interests of Holders of Preferred Stock Equity Interests and urge Holders of Preferred Stock Equity Interests to vote to accept the Plan. The book value reflected in the projections is not an estimate of trading or market value of the New Common Stock, and no representations or assurances are made by the Proponents of the trading value of the New Common Stock upon its issuance.

B.   Projected Financial Information.
     -------------------------------

     1.   Consolidated Condensed Projected Financial Statements
          Responsibility for and Purpose of the Projections

          The Bankruptcy Code conditions confirmation of the Plan on, among other things, a finding by the Court that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the Reorganized Debtor. See section VI entitled "Confirmation and Consummation of the Plan - Confirmation - Feasibility." In this connection, the Preferreds' Committee has developed and attached hereto as Exhibit F the projected balance sheets and income statements for the year ending December 31, 2000, giving effect to the adjustments necessary to reflect the confirmation and consummation of the Plan, which is assumed to have occurred on January 1, 2000, and for the subsequent five years (the "Projections"). THE DEBTOR WAS NOT INVOLVED IN THE PREPARATION OF THE PROJECTIONS AND DISCLAIMS ANY RESPONSIBILITY FOR THE ASSUMPTIONS AND INFORMATION CONTAINED THEREIN OR THE ACCURACY THEREOF.

          The Projections should be read in conjunction with the assumptions and qualifications contained herein.

          THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS.

          THE PROPONENTS DO NOT INTEND, AND DISCLAIM ANY OBLIGATION TO, (A) FURNISH UPDATED BUSINESS PLANS OR PROJECTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS PRIOR TO THE CONSUMMATION DATE OR ANY OTHER ENTITY AFTER THE CONSUMMATION DATE, (B) INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS WHICH MAY BE REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR (C) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

          THE PROJECTIONS PROVIDED WITH THIS DISCLOSURE STATEMENT HAVE BEEN PREPARED BY THE PREFERREDS' COMMITTEE WITH THE ASSISTANCE OF ITS ADVISORS. THESE PROJECTIONS, ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, ARE BASED UPON A SERIES OF ESTIMATES AND ASSUMPTIONS, WHICH, ALTHOUGH CONSIDERED REASONABLE BY THE PREFERREDS' COMMITTEE, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE PROPONENTS. NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE FINANCIAL PROJECTIONS OR TO THE CAPACITY OF THE REORGANIZED DEBTOR TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED AND, ACCORDINGLY, MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IT IS URGED THAT ALL OF THE ASSUMPTIONS BE EXAMINED CAREFULLY IN EVALUATING THE PLAN.

          THE FOREGOING ASSUMPTIONS AND RESULTANT COMPUTATIONS WERE MADE SOLELY FOR PURPOSES OF PREPARING THE PROJECTIONS. ALTHOUGH THE PREFERREDS' COMMITTEE EXPECTS TO UTILIZE A CONSISTENT METHODOLOGY, THE CHANGES BETWEEN THE AMOUNTS OF ANY OR ALL OF THE FOREGOING ITEMS AS ASSUMED IN THE PROJECTIONS AND THE ACTUAL AMOUNTS THEREOF AS OF THE CONSUMMATION DATE MAY BE MATERIAL.

     2.   Summary of Significant Assumptions

          a.   Consummation Date and Plan Terms

          The financial model assumes an Effective Date of June 30, 2000 with Allowed Claims being paid in accordance with the Plan terms. The financial model considers the ongoing operations of the Reorganized Debtor and its subsidiaries and contemplated restructuring adjustments.

          On the Effective Date, the Reorganized Debtor will issue 1,600,000 shares of New Common Stock to Bernard Rapoport for a purchase price of $20.0 million, 240,000 million shares of New Common Stock to John Sharpe for $3.0 million and 1,960,000 million shares of New Common Stock pursuant to the Rights Offering for an aggregate purchase price of $24.5 million. The Rights Offering will be underwritten by Inverness and Vicuna, with commitments of $21.0 million and $3.5 million, respectively. The investments by Mr. Rapoport and Mr. Sharpe, together with the proceeds of the Rights Offering, are collectively referred to as the Equity Proceeds. All of the funds required to purchase the New Common Stock to be acquired by Mr. Rapoport and Mr. Sharpe, as well as the funds to support the underwriting commitments by Inverness and Vicuna, have been placed in an escrow account.

          The Preferreds' Committee has arranged an Exit Credit Facility in the amount of $95 million, of which approximately $90 million is expected to be drawn at the Effective Date. In addition, Debtor and the Preferreds' Committee have, in conjunction with the Plan, requested approval from the Texas Department of Insurance of the Extraordinary Distribution of $55 million. The Equity Proceeds, the amounts drawn on the Exit Credit Facility, the Extraordinary Distribution, together with Cash available at the Company and certain of its subsidiaries (collectively, the "Sources of Funds"), will be utilized to repay the outstanding balances under the Cash Collateral Agreement, the Old Notes in accordance with the Plan, and other Allowed Claims. The financial model includes estimated expenses associated with the Plan and related filings. Further, the Sources of Funds will be available for general corporate purposes.

          b.   Economic Assumptions

          The financial model created by the Preferreds' Committee projects the operating results of the Reorganized Debtor for the five year period beginning January 1, 2000 and ending December 31, 2004, on a consolidated basis assuming consummation of the Plan occurred on January 1, 2000. The starting points for the model are independent actuarial appraisals prepared for the Debtor. Actuarial advisors to the Preferreds' Committee, have modified these independent projections to reflect, among other things, the Extraordinary Distribution, the Reinsurance Transactions and the Preferreds' Committees' assumptions regarding new business production and general expenses. Projected new business production includes new business expected to be produced through a new distribution system that Mr. Rapoport will attempt to organize, as well as expected production from the Debtor's existing distribution system that was established by the Debtor's existing management. General expense assumptions are based on the Debtor's 2000 budget, with additional expense reductions projected based on discussions with the Debtor's management and the judgment of the Preferreds' Committee and its advisors.

     3.   Background and Basis of Financial Statement Presentation

          The projected consolidated financial statements include the accounts of the Debtor and its subsidiaries, after giving effect to the transactions contemplated in the Plan. The historical financial information is information which has been made publicly available by the Debtor.

     4.   Significant Accounting Policies

          For an overview of the Significant Accounting Policies please refer to the PennCorp Financial Group, Inc. 1999 Form 10-K, a copy of which is annexed herein as Exhibit E.

     5.   Significant Statement of Financial Statement Assumptions

          a.   General

          The basis for the Projections was a set of independent actuarial appraisals prepared for and utilized by the Debtor for the independent actuarial appraisals of each of Southwestern Life and Security Life. Actuarial advisors for the Preferreds' Committee updated the model to January 1, 2000 by taking into account new business written since the appraisal effective dates and by modifying future new business production, based on management's expectations. The projections assume that Southwestern Life and Security Life are merged immediately after the Effective Date, which was assumed to be January 1, 2000 for purposes of these projections. The Preferreds' Committee's actuarial advisors reviewed static and dynamic validations of the independent actuarial projections and made adjustments which were considered appropriate.

          One of the adjustments was to recognize excess expenses that were not being covered by the models. Expense reductions of $4 million in the first year of operations under the new management were identified. These reductions were assumed to be phased in at the rate of $1.5 million in the first year and $2.5 million in the second year. Additionally the remaining excess expenses of $3.7 million were assumed to be reduced by $500,000 per year after the first year as such expenses are managed down.

          The projections assume significantly reduced corporate expenses as a result of reduced corporate overhead and the absence of certain one-time items that impacted the Debtor's corporate expense levels during 1999. See "Managements Discussion and Analysis -- Results of

Operations -- General Corporate" in the Debtor's Form 10-K for the fiscal year ended December 31, 1999, a copy of which is annexed hereto as Exhibit E.

          Projected annual amortization of costs in excess of net assets acquired is significantly less than the pro forma 1999 amount due to the Debtor's decision to terminate the KB Fund, which resulted in accelerating amortization by approximately $7.6 million. See "Managements Discussion and Analysis -- Results of Operations -- General Corporate" in the Debtor's Form 10-K for the fiscal year ended December 31, 1999, a copy of which is annexed hereto as Exhibit E.

          b.   Specific Assumptions

          Mortality - tables were selected based on product specific mortality studies conducted by the company.

          Lapses - lapse rates in the Projections vary by product and were based on persistency studies performed by the company. Interest sensitive products include a dynamic lapse component to reflect the effect of changing market conditions.

          Premiums - premium persistency assumptions were applied to reflect the indeterminate nature of the premiums on the interest sensitive life products.

          Expenses - expense assumptions varied by product with the approximate average expenses used in the projection being as follows:

     Acquisition:

          Traditional                 $ 200        per policy
                                      $0.33        per unit
                                         15%       premium

          Interest Sensitive Life     $ 150        per policy
                                      $0.75        per unit
                                          9%       premium

          Deferred Annuities          $ 150        per policy

          B. Rapoport product         $  40        per policy
                                      $1.00        per unit
                                         10%       premium

     Maintenance:

          Traditional                 $  50        premium
                                      $  25        paid up policy

          Universal Life              $  75        premium paying policy
                                      $  40        paid up policy

          Deferred Annuity            $  50        premium paying policy
                                        N/A        paid up policy

          Immediate Annuity           $  50        premium paying policy
                                        N/A        paid up policy

          Inflation - one year Treasury rate less 3.25%

          B. Rapoport product         $  40        per policy

     Premium Tax:

          Traditional                   2.5%
          Interest Sensitive Life       2.5%
          Annuities                     N/A

Commissions - based on current schedules by model plan.

Policyholder Dividends - based on current scales.

Federal Income Taxes:

          Tax rate - 35%

          Reinsurance - most major reinsurance contracts in place were reflected in the model.

          Annuity Reinsurance - 100% indemnity coinsurance of all deferred annuity business with the Reinsurance Group of America immediately prior to the Effective Time. Assumes a ceding allowance of $17 million (3.5% of reserves assumed to be approximately $490 million) and a $7 million capital loss on assets transferred. The ceding allowance is assumed to be amortized into income over a 15 year period utilizing Statement of Financial Accounting Standards ("SFAS") No. 113 methodology. Included in other income for years 1 through 5 of the projection period is amortization of $1.3 million, $1.2 million, $1.2 million, $1.1 million and $1.0 million, respectively.

          Shareholder Dividends - $55 million Extraordinary Distribution assumed immediately prior to the Effective Time. After-tax gain from operations assumed to be dividended annually thereafter.

          Interest rates - the yield curve as of the date of the appraisals was used as a starting point.

          Interest Crediting Strategy - based on company practice of the portfolio yield less a target spread, which varies by product.

          Investment Income - projected from asset portfolios in place at the effective dates of the appraisals, with positive cash flow invested consistently with the company strategy.

          Policyholder benefits - certain factors may result in reduced levels of policyholder benefits during the projection period compared to 1999 pro forma results of operations. During 1999, future policyholder benefits were increased approximately $6.2 million as the result of the re-estimation of certain deficiency reserves on a block of interest sensitive business. Also the pro forma 1999 results of operations include the effects of an exchange program on another block of interest sensitive business. See "Managements Discussion and Analysis -- Results of Operations -- Financial Services Division" in the Debtor's Form 10-K for the fiscal year ended December 31, 1999, a copy of which is annexed hereto as Exhibit E.

                   X. CERTAIN RISK FACTORS TO BE CONSIDERED

          HOLDERS OF PREFERRED STOCK EQUITY INTERESTS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

A.   Overall Risks to Recovery by Holders of Claims.
     ----------------------------------------------

          The ultimate recoveries under the Plan to Holders of Preferred Stock Equity Interests depend upon the realizable value of the New Common Stock. The New Common Stock to be issued pursuant to the Plan is subject to a number of material risks, including, but not limited to, those specified below. The factors specified below assume that the Plan is approved by the Bankruptcy Court and that the Effective Date occurs on June 30, 2000.

     1.   Significant Holders

          Upon the consummation of the Plan, certain Holders of Preferred Stock will receive distributions of shares of the New Common Stock representing in excess of (5.0%) of the outstanding shares of the New Common Stock. If Holders of significant numbers of shares of New Common Stock were to act as a group, such Holders could be in a position to control the outcome of actions requiring stockholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Reorganized Debtor and, consequently, have an impact upon the value of the New Common Stock.

          Further, the possibility that one or more of the Holders of significant numbers of shares of New Common Stock may determine to sell all or a large portion of their shares of New Common Stock in a short period of time may adversely affect the market price of the New Common Stock.

          The following table sets forth those entities (including affiliates and related entities) which, to the knowledge of the Proponents, based upon the Proponents' estimate of Preferred Stock Equity Interests as of the date hereof and assuming full exercise of the Rights, will own beneficially more than 5.0% of the New Common Stock as of the Effective Date:

                                 Estimated Amount of       Estimated Percentage
Name of Beneficial Holder        Beneficial Ownership    of Beneficial Ownership
-------------------------        --------------------    -----------------------
Inverness/Phoenix Capital LLC          2,166,558                  23.9%

Mr. Bernard Rapoport                   1,600,000                  17.7%

Vicuna Advisors L.L.C.                 1,098,800                  12.1%

Forest Investment Management             587,275                   6.5%

     2.   Lack of Established Market for the New Common Stock

          The Reorganized Debtor shall use reasonable commercial efforts to cause the New Common Stock to be listed on a national securities exchange or the Nasdaq National Market. There can be no assurance that such an application will be approved.

          The New Common Stock will be issued to Holders of Preferred Stock, some or all of whom may prefer to liquidate their investment rather than to hold it on a long-term basis. There currently is no trading market for the New Common Stock nor is it known whether or when one would develop. Further, there can be no assurance as to the degree of price volatility in any such market. The Proponents have not attempted to make any estimate of trading value of the New Common Stock in connection with the development of the Plan. No assurance can be given as to the market prices that will prevail following the Effective Date.

     3.   Dividend Policies

          The Proponents believe that the Reorganized Debtor will not be paying any dividends on the New Common Stock in the foreseeable future. In addition, the covenants in certain debt instruments to which the Reorganized Debtor will be a party may limit the ability of the Reorganized Debtor to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions which may prohibit or limit their ability to invest in New Common Stock.

     4.   Future Issuance of Preferred Stock

          Until such time (if any) as the Board of Directors of the Reorganized Debtor determines that the Reorganized Debtor should issue preferred stock and establishes the respective rights of the holders of one or more series thereof, it is not possible to state the actual effect of authorization of the preferred stock upon the rights of holders of the New Common Stock. The effects of such issuance could include, however: (i) reduction of the amount of cash otherwise available for payment of dividends on the New Common Stock if dividends were also payable on the preferred stock, (ii) restrictions on dividends on the New Common Stock if dividends on the preferred stock were in arrears, (iii) dilution of the voting power of the New Common Stock (if the preferred stock were to have voting rights (including, without limitation, votes pertaining to the removal of directors)) and (iv) restriction of the rights of holders of New Common Stock to share in the Reorganized Debtor's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of preferred stock. In addition, so-called "blank check" preferred stock may be viewed as having possible anti-takeover effects, if it were used to make a third party's attempt to gain control of the Reorganized Debtor more difficult, time consuming or costly.

          To the best of the Proponents' current knowledge, the Reorganized Debtor will not be issuing preferred stock as an anti-takeover device or otherwise.

     5.   Projected Financial Information

          The future value of the New Common Stock depends highly on the Reorganized Debtor's success in meeting the financial projections included in this Disclosure Statement. Such projections are dependent upon the successful implementation of the business plan and the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtor, industry performance, certain assumptions with respect to competitors of the Reorganized Debtor, general business and economic conditions, maintenance of the insurance company subsidiaries' AM Best rating of B+ and other matters, many of which are beyond the control of the Proponents. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtor. Although the Preferreds' Committee believes that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and be material.

     6.   Business Factors and Competitive Conditions

          Life insurance companies are subject to regulation and supervision by the states in which they transact business. The laws of the various states establish regulatory agencies with broad administrative and supervisory powers related to, among other things, granting and revoking licenses to transact business, regulating trade practices, establishing guaranty associations, licensing agents, approving policy forms, filing premium rates on certain business, setting reserve requirements, determining the form and content of required financial statements, determining the reasonableness and adequacy of capital and surplus and prescribing the type of permitted investments and the maximum concentrations of certain classes of investments.

          Certain of the Debtor's insurance subsidiaries historically sold certain interest sensitive life insurance contracts in which the determination of policy reserves is highly sensitive to assumptions such as withdrawal rates, investment earnings rates, mortality rates and premium persistency. Minor changes in such assumptions could have a material impact on future statutory reserve requirements. Significant increases in statutory reserves would result in lower statutory earnings associated with impacted insurance subsidiaries, which in turn would reduce the dividend capacity of such subsidiaries ultimately reducing cash flow available to the Reorganized Debtor.

          Most states have enacted legislation regulating insurance holding company systems, including acquisitions of control of insurance companies, dividends, the terms of surplus debentures, the terms of transactions with affiliates, investments in subsidiaries and other related matters. Regulatory restrictions on investments in subsidiaries and affiliates require the Company to continually review and occasionally modify or restructure the insurance subsidiaries within the insurance holding company system. Additionally, the Debtor has entered into an agreement with the Texas Department of Insurance dated September 22, 1998 which establishes procedures resulting in greater oversight of the Debtor and its insurance subsidiaries by the Texas Department of Insurance. The Debtor is registered as an insurance holding company system in Texas (the domiciliary state of its insurance companies), and routinely reports to other jurisdictions in which its insurance subsidiaries are licensed.

     7.   Other

          For a discussion of certain other possible risk factors see Item 3, Legal Proceedings, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 19 to the Debtor's Consolidated Financial Statements, which are included in the Debtor's Form 10-K for the fiscal year ended December 31, 1999, a copy of which is annexed hereto as Exhibit E.

            XI. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

          The following discussion is a summary of certain federal income tax consequences of the Plan to the Debtor and holders of Preferred Stock Equity Interests. This summary does not address the federal income tax consequences to the holders of Allowed Claims (all of which are being reinstated or paid in full, either on the Effective Date or as they become due) and the holders of Common Equity Interests (which are being extinguished for no consideration). The following summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Tax Code"), Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rules and pronouncements of the Internal Revenue Service ("IRS") as in effect on the date hereof. Changes in such rules or new interpretations thereof could significantly affect the tax consequences described below.

          The federal income tax consequences of the Plan are complex. No rulings or opinions have been requested from the IRS or counsel with respect to any of the tax aspects of the Plan. In addition, this summary does not address all aspects of federal income taxation that may be relevant to a particular holder in light of such holder's individual circumstances and to certain types of holders subject to special treatment under the federal income tax laws (such as broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, tax-exempt organizations, foreign taxpayers and investors in pass-through entities). There also may be state, local or foreign tax considerations applicable to each holder.

          THE FOLLOWING SUMMARY IS, THEREFORE, NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER OF A PREFERRED STOCK EQUITY INTEREST. HOLDERS OF PREFERRED STOCK EQUITY INTERESTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES UNDER THE PLAN PECULIAR TO THEM.

A.   Consequences to Debtor.
     ----------------------

          The Debtor and certain of its non-life insurance subsidiaries (the "PFG Group") file a consolidated federal income tax return. In addition, Pacific Life and Accident Insurance Company, a wholly-owned subsidiary of the Debtor ("PLAC"), and its life insurance subsidiaries (including Southwestern Life and Security Life), collectively the "PLAC Group," file a separate consolidated federal income tax return. Certain indirect corporate subsidiaries of the Debtor file their own separate federal income tax returns.

          The Debtor estimates that, for federal income tax purposes, the PFG Group had consolidated net operating loss ("NOL") and capital loss carryforwards in the amount of roughly $71 million and $105 million, respectively, for its taxable year ended December 31, 1999 (a substantial portion of the NOL carryforwards are attributable to the Debtor itself), and that the PLAC Group had consolidated NOL and capital loss carryforwards in the amount of roughly $55 million and $13 million, respectively, for its taxable year ended December 31, 1999, but neither the PFG Group nor the PLAC Group has yet filed its federal income tax return for such year. The Debtor anticipates that additional NOLs may be incurred in its current taxable year. The PLAC Group also has substantial tax basis in its assets. The amount of such loss carryforwards and the other tax benefits of the Debtor and its subsidiaries may be adjusted during the course of the preparation of the actual tax returns. In addition, the amount of such loss carryforwards and other tax benefits, and the absence of any material limitations with respect to such tax benefits, remain subject to examination by the IRS. See also Note 10 to the Debtor's Consolidated Financial Statements (Income Taxes), which is included in the Debtor's Form 10-K for the fiscal year ended December 31, 1999, a copy of which is annexed hereto as Exhibit E. Moreover, as discussed further below, such loss carryforwards and possibly certain other tax benefits of the Debtor and/or its subsidiaries may be reduced or subject to limitation upon implementation of the Plan.

          Under the Plan, each holder of an Allowed Claim will have its Claim either reinstated or paid in full. Accordingly, the Debtor does not anticipate that it will incur any discharge of indebtedness that would result in a reduction to its loss carryforwards or other tax benefits upon implementation of the Plan.

     1.   Limitations on Loss Carryforwards and Other Tax Benefits

          The Debtor anticipates that, following the implementation of the Plan, any consolidated loss carryforwards of the PLAC Group will, and consolidated loss carryforwards of the PFG Group and possibly certain other tax benefits of the members of such groups may, be subject to the limitations imposed by section 382 of the Tax Code.

          Under section 382, if a corporation undergoes an "ownership change," the amount of its pre-change losses that may be utilized to offset future taxable income is, in general, subject to an annual limitation. Such limitation also may apply to certain losses or deductions which are "built-in" (i.e., economically accrued but unrecognized) as of the date of the ownership change that are subsequently recognized. The Debtor anticipates that the issuance of the New Common Stock upon implementation of the Plan will constitute an ownership change of the PFG Group and the PLAC Group (and possibly certain lower-tier subsidiaries).

          a.   General Section 382 Limitation. The amount of the annual
               ------------------------------
limitation to which a loss corporation may be subject (i) depends, in part, on whether the corporation is in bankruptcy and the ownership change occurs pursuant to a plan of reorganization confirmed by the bankruptcy court, and (ii) within the context of an affiliated group of corporations that file a consolidated federal income tax return, generally applies on a consolidated basis. As discussed below, a corporation in bankruptcy may also be able to avoid any annual limitation.

          In general, the amount of the annual limitation to which a corporation (or consolidated group) would be subject would be equal to the product of (i) the fair market value of the stock of the corporation (or, in the case of a consolidated group, the common parent) immediately before the ownership change (with certain adjustments) multiplied by (ii) the "long-term tax-exempt rate" in effect for the month in which the ownership change occurs (5.84% for ownership changes occurring in April 2000). For a corporation in bankruptcy and, presumably, where, as in the case of the PFG Group, the common parent is in bankruptcy, and that undergoes the ownership change pursuant to a confirmed plan, the stock value generally is determined immediately after (rather than before) the ownership change, and certain adjustments that ordinarily would apply do not apply.

          For example, the annual limitation applicable to the PLAC Group generally would be determined after reduction of its stock value for any capital infusions within the two year period ending on the date of the ownership change, whereas the stock value of PFG for purposes of computing the annual limitation applicable to the PFG Group generally would not. However, regardless of whether the ownership change occurs pursuant to a confirmed plan, certain "anti-duplication" rules apply. These rules principally are intended to prevent the value of a non-consolidated, more than 50% owned subsidiary from being taken into account both in the determination of such subsidiary's own annual limitation and, as a result of being an asset of the controlling corporation, indirectly in the determination of the annual limitation of the controlling corporation (or group). As a result, the stock value of the PFG Group must be reduced by the stock value of PLAC except to the extent that PLAC elects to "restore" that value to the PFG Group, in which event such value may not be available to the PLAC Group for purposes of computing its annual limitation. Similar rules or principles can apply within a consolidated group in those cases where the consolidated return regulations continue to require separate company (or subgroup) annual limitations.

          Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. However, if the corporation (or consolidated group) does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the annual limitation resulting from the ownership change is zero.

          b.   Built-In Gains and Losses. If a loss corporation (or consolidated
               -------------------------
group) has a net unrealized built-in gain at the time of an ownership change (determined taking into account most assets and all items of "built-in" income and deductions), any built-in gains recognized during the following five years (up to the amount of the original net built-in gain) generally will increase the annual limitation in the year recognized, such that the loss corporation (or consolidated group) would be permitted to use its pre-change losses against such built-in gain income in addition to its regular annual allowance. The Debtor does not currently anticipate, however, that the PFG Group and the PLAC Group would qualify for this treatment.

          On the other hand, if the loss corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change, then any built-in losses recognized during the following five years (up to the amount of the original net built-in loss) generally will be treated as a pre-change loss and will be subject to the annual limitation in the same fashion as a pre-change NOL carryforward. In addition, although this net built-in loss rule generally applies to consolidated groups on a consolidated basis, any corporation that joins the consolidated group within the preceding five years may have to be excluded from the group computation and tested for a net built-in loss on a separate company basis (in which event any subsequently recognized built-in losses of such company may be subject to a more restrictive annual limitation based on the separate value of such corporation). The Debtor believes that the PLAC Group (including each of Southwestern Life and Security Life) likely will have a net built-in loss at the Effective Date.

          A loss corporation's (or consolidated group's) net unrealized built-in gain or loss generally will be deemed to be zero unless it is greater than the lesser of (i) $10 million or (ii) 15% of the fair market value of its gross assets (with certain adjustments) immediately before the ownership change.

          c.   Special Bankruptcy Exception. An exception to the general annual
               ----------------------------
limitation (including the described built-in gain and loss rules) applies where the stockholders and/or qualified creditors of the debtor retain or receive (other than for new value) at least 50% of the vote and value of the stock of the reorganized debtor pursuant to a confirmed bankruptcy plan. Under this exception, a debtor's pre-change losses are not limited on an annual basis, but are required to be reduced by the amount of any interest deductions claimed during the three taxable years preceding the date of the reorganization, and during the part of the taxable year prior to and including the reorganization, in respect of the debt converted into stock in the reorganization. (In the present case, there would be no required reduction, since no debt is being converted to equity.) Moreover, if this exception applies, any further ownership change of the debtor within a two-year period will preclude the debtor's utilization of any pre-change losses at the time of the subsequent ownership change against future taxable income.

          The Debtor anticipates that the receipt of New Common Stock by the holders of Preferred Stock Equity Interests solely in exchange for such interests would qualify for this exception. The statute does not address whether this exception can be applied on a consolidated basis or only on a separate company basis. Accordingly, it is possible that only any pre-change losses attributable to the Debtor itself (rather than to the other members of the PFG Group) may be able to benefit from this exception. If the exception were applicable only to the Debtor itself, it appears that the pre-change losses attributable to the other members of the PFG Group would be subject to the annual limitation rules described above determined as if the Debtor had not qualified for this exception. The application of section 382 to the PLAC Group (i.e., the annual limitation rules described above) would be unaffected by whether or not the Debtor qualifies for this exception.

          Even if the Debtor otherwise qualifies for this exception, the Debtor may, if it so desires, elect not to have the exception apply and instead remain subject to the annual limitation and built-in gain and loss rules described above. Such election would have to be made in the Debtor's federal income tax return for the taxable year in which the reorganization occurs.

     2.   Alternative Minimum Tax

          In general, an alternative minimum tax ("AMT") is imposed on a corporation's "alternative minimum taxable income" ("AMTI") at a 20% rate to the extent such tax exceeds the corporation's regular federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, a corporation (or consolidated group) is entitled to offset no more than 90% of its AMTI with NOLs (as recomputed for AMT purposes).

          In addition, if a corporation (or consolidated group) undergoes an "ownership change" within the meaning of section 382 and is in a net unrealized built-in loss position on the date of the ownership change, the corporation's (or group's) aggregate tax basis in its assets would be reduced for certain AMT purposes to reflect the fair market value of such assets as of the change date. The application of this provision to the Debtor is unaffected by whether the Debtor otherwise qualifies for the special bankruptcy exception to the annual limitation (and built-in gain and loss) rules of section 382.

          Any AMT that the corporation pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to AMT.

B.   Consequences to Holders of Preferred Stock Equity Interests (Class 7).
     ---------------------------------------------------------------------

          Pursuant to the Plan, Holders of Allowed Preferred Stock Equity Interests will receive in exchange therefor New Common Stock (representing, in the aggregate, over 50% of the New Common Stock to be issued in connection with the Plan). In addition, holders of Allowed Preferred Stock Equity Interests as of the Record Date will be allocated non-transferable Rights to subscribe for additional shares of New Common Stock (which Rights must be exercised and all monies funded prior to the Expiration Time).

          The exchange of Preferred Stock for New Common Stock will constitute a "recapitalization" for federal income tax purposes. Accordingly, in general, (i) any loss realized by a holder upon the exchange will not be recognized for federal income tax purposes and (ii) any gain realized will be recognized to the extent of the lesser of (a) the gain realized or (b) the fair market value of any other property received. It is possible that the IRS could take the position that the Rights constitute property for these purposes. The amount of gain realized by a holder on the exchange should be equal to the excess (if any) of
(a) the amount of cash and fair market value of property received in the exchange (including New Common Stock) and (b) the holder's adjusted tax basis in his Preferred Stock.

          If gain is recognized by a holder of a Preferred Stock Equity Interest, the character of such gain as long-term or short-term capital gain or as ordinary income will be determined by a number of factors, including the tax status of the holder, whether the Preferred Stock Equity Interest constituted a capital asset in the hands of the holder, and the length of the holding period.

          To the extent that there are accrued but undeclared dividends in respect of the underlying preferred stock, the consideration that the holders receive in exchange for their Equity Interest would be potentially taxable as a dividend for federal income tax purposes if and to the extent that the aggregate value received therefor exceeded the original issue price of the underlying preferred stock (determined on a share-by-share basis). However, the Debtor does not anticipate that the fair market value of the New Common Stock to be issued in exchange for the Preferred Stock Equity Interests will exceed the original issue price of the preferred stock.

          A holder's aggregate tax basis in the New Common Stock received in exchange for a Preferred Stock Equity Interest will equal the holder's aggregate adjusted tax basis in such interest, increased by any gain recognized and decreased by the fair market value of any other property received. In general, the holder's holding period for such New Common Stock will include the holder's holding period for the Preferred Stock. A holder will have an aggregate tax basis in any New Common Stock received pursuant to the exercise of Rights equal to the sum of the amount paid upon exercise and the fair market value of such Rights taken into account in determining the holder's gain or loss in respect of the recapitalization (if any), and the holder's holding period for such New Common Stock will begin on the Effective Date. Holders of Preferred Stock Equity Interests are urged to consult their tax advisors regarding the receipt and the exercise or lapse of Rights.

          THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF PREFERRED STOCK EQUITY INTERESTS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

        XII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

          If the Plan is not confirmed and consummated, the Debtor's alternatives include (i) liquidation of the Debtor under chapter 7 of the Bankruptcy Code and (ii) the preparation and presentation of an alternative plan or plans of reorganization.

A.   Liquidation Under Chapter 7.
     ---------------------------

          If no chapter 11 plan can be confirmed, the Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtor. A discussion of the effect that a chapter 7 liquidation would have on the recovery of Holders of Claims and Equity Interests is set forth in Section VI.C.4., "Confirmation and Consummation Procedure -- Confirmation -- Best Interests Test." The Proponents believe that liquidation under chapter 7 would result in
(i) smaller distributions being made to creditors than those provided for in the Plan because of the additional administrative expenses involved in the appointment of a trustee and attorneys and other professionals to assist such trustee, (ii) additional expenses and Claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor's operations and (iii) the failure to realize the greater, going concern value of the Debtor's assets.

B.   Alternative Plan of Reorganization.
     ----------------------------------

          If the Plan is not confirmed, the Debtor or any other party in interest could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtor's business or an orderly liquidation of its assets. During the course of negotiation of the Plan, the Debtor explored various other alternatives and concluded that the Plan represented the best alternative to protect the interests of creditors and other parties in interest. The Debtor has not changed its conclusions.

          The Proponents believe that the Plan enables the Debtor to successfully and expeditiously emerge from chapter 11, preserves its business and allows creditors and equity interest holders to realize the highest recoveries under the circumstances. In a liquidation under chapter 11 of the Bankruptcy Code, the assets of the Debtor would be sold in an orderly fashion which could occur over a more extended period of time than in a liquidation under chapter 7 and a trustee need not be appointed. Accordingly, creditors would receive greater recoveries than in a chapter 7 liquidation. Although a chapter 11 liquidation is preferable to a chapter 7 liquidation, the Proponents believe that a liquidation under chapter 11 is a much less attractive alternative to Holders of Claims and Equity Interests because a greater return to Holders of Claims and Preferred Stock Equity Interests is provided for in the Plan.

                      XIII. CONCLUSION AND RECOMMENDATION

          The Proponents believe that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to Holders of Claims and Preferred Stock Equity Interests. Other alternatives would involve significant delay, uncertainty and substantial additional administrative costs. The Proponents urge Holders of Preferred Stock Equity Interests to vote to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be received not later than 5:00 p.m., Eastern Time, on May 31, 2000.

Dated: Wilmington, Delaware
       April 25, 2000

                             PENNCORP FINANCIAL GROUP, INC.


                             By: /s/ Keith A. Maib
                                 -------------------------------------
                                 Keith A. Maib
                                 President, Chief Executive Officer
                                 and Chief Operating Officer


                             UNOFFICIAL PREFERRED SHAREHOLDERS' COMMITTEE


                             By: Inverness/Phoenix Capital, LLC,
                                 the lead member of the Unofficial Committee of Preferred Shareholder

                             By: /s/ James C. Comis, III
                                 -------------------------------------
                                 James C. Comis, III
                                 Managing Director
                                 Inverness/Phoenix Capital, LLC,
                                 Lead Member

                                   EXHIBIT A
                                   ---------

                     PROPONENTS' PLAN OF REORGANIZATION OF
                     -------------------------------------
                         PENNCORP FINANCIAL GROUP, INC.
                         ------------------------------

                                   EXHIBIT B
                                   ---------

                          DISCLOSURE STATEMENT ORDER
                          --------------------------

                                   EXHIBIT C
                                   ---------

                        FORM OF SUBSCRIPTION AGREEMENT
                        ------------------------------

                                   EXHIBIT D
                                   ---------

                          STANDBY PURCHASE AGREEMENT
                          --------------------------

                                   EXHIBIT E
                                   ---------

                 PENNCORP FINANCIAL GROUP, INC. 1999 FORM 10-K
                 ---------------------------------------------

                                   EXHIBIT F
                                   ---------

                        PENNCORP FINANCIAL GROUP, INC.
                        ------------------------------
                        PROJECTED FINANCIAL INFORMATION
                        -------------------------------

                    Pro Forma Summary Financial Information
                 (Dollars in thousands, except per share data)

The following pro forma summary financial information as of and for the year ended December 31, 1999, presented below has been derived from the audited consolidated financial statements of PennCorp. The pro forma summary financial information set forth below should be read in conjunction with the historical financial statements and related notes of the Debtor included in or incorporated by reference in Exhibit E to this disclosure statement. The following unaudited summary pro forma financial information (the "Pro Forma Financial Information") has been prepared to illustrate the pro forma effects of (i) the disposition of the Assets Held for Sale and the use of the proceeds therefrom, (ii) the sale of the Waco-based insurance operations and the use of the proceeds therefrom, (iii) the impact of the proposed reinsurance of substantially all of the deferred annuities of Southwestern Life and Security Life, (iv) the impact of the $55.0 million Extraordinary Distribution from Southwestern Life and Security Life and the use of the proceeds therefrom, and (v) the Recapitalization Plan including the issuance of 3,800,000 new Common Shares at $12.50 per share and the proceeds therefrom, the cancellation of the previously issued Common Shares, the conversion of shares of Preferred Stock into one share of new Commons Stock, the entering into a new bank credit facility including the proceeds therefrom and the associated Recapitalization Plan costs.

The pro forma statement of operations for the year ended December 31, 1999, give effect to the foregoing transactions as though each had occurred on January 1, 1999. The pro forma balance sheet as of December 31, 1999 gives effect to (ii) -
(iv) above, as though each transaction had occurred on December 31, 1999.

The Pro Forma Financial Information is not necessarily indicative of either future results of operations or the results that might have occurred had the above-described transactions been consummated on the indicated dates. See Pro Forma Projected Financial Information included on pages 5 to 7 included in this Exhibit F for information regarding the impact of the Recapitalization Plan and the projected financial results of the Company.

                  Pro Forma Condensed Statement of Operations
                     For the Year Ended December 31, 1999
                                  (Unaudited)
                 (Dollars in thousands, except per share data)

                                         Historical     Businesses       Sale of      Annuity         Recapitalization
                                          PennCorp    Held for Sale(2)   Waco(3)    Reinsurance(4)          Plan          Pro Forma
                                          --------    -------------      ----       -----------             ----          ---------
Revenues:
    Policy revenues(1).................   $ 372,940         $(125,930)  $ (94,114)       $(15,532)                --       $137,364
    Net investment income..............     257,600           (56,158)    (37,488)        (37,909)            (3,905)(5)    122,140
    Other income.......................          --                --          --           1,329                 --          1,329
    Net gains (loss) from sale of
     investments.......................        (502)             (889)        702              --                 --           (689)
    Net gain from sale of subsidiaries.       6,602            (6,602)         --              --                 --             --
                                          ---------         ---------   ---------        --------     --------------       --------

         Total revenues................     636,640          (189,579)   (130,900)        (52,112)            (3,905)       260,144
                                          ---------         ---------   ---------        --------     --------------       --------

Benefits and expenses:
    Policyholder benefits..............     377,587          (101,565)    (62,618)        (41,030)                --        172,374
    Amortization of present value of
     insurance in force
        and deferred policy
         acquisition cost..............      69,626            (9,486)    (30,551)         (2,459)                --         27,130
    Amortization of costs in excess of
     net assets acquired...............      13,316              (621)     (1,123)             --                 --         11,572
    Underwriting and administrative
     expenses..........................     148,891           (52,859)    (20,493)         (1,000)                --         74,539
    Interest...........................      40,222            (9,095)     (8,875)             --         (13,252)(5)(6)(7)   9,000
    Restructuring costs................       4,993               202          --              --                 --          5,195
    Impairment provisions..............     154,008           (58,486)    (95,522)             --                 --             --
                                          ---------         ---------   ---------        --------     --------------       --------
         Total benefits and expenses...     808,643          (231,910)   (219,182)        (44,489)           (13,252)       299,810
                                          ---------         ---------   ---------        --------     --------------       --------

Income (loss) before income taxes......    (172,003)           42,331      88,282          (7,623)             9,347        (39,666)
    Income taxes (benefits)............      28,709           (10,031)     (2,088)         (2,668)           (11,367)(8)      2,555
                                          ---------         ---------   ---------        --------     --------------       --------

Net income (loss)......................    (200,712)           52,362      90,370          (4,955)            20,714        (42,221)
 Preferred dividend requirements.......      17,825                --          --              --            (17,825)(9)         --
                                          ---------         ---------   ---------        --------     --------------       --------

Net income (loss) applicable to common
 stock.................................   $(218,537)        $  52,362   $  90,370        $ (4,955)    $       38,539       $(42,221)
                                          =========         =========   =========        ========     ==============       ========

PER SHARE INFORMATION:
    Net income (loss) applicable to
     common stock:
        Basic..........................      $(7.44)                                                                         $(4.66)
        Diluted........................      $(7.44)                                                                         $(4.66)

Weighted average number of common
 shares outstanding
        Basic                                29,354                                                          (20,295)(6)(9)   9,059
        Diluted                              29,354                                                          (20,295)(6)(9)   9,059

See accompanying Notes to Unaudited Pro Forma Condensed Financial Information

                Pro Forma Condensed Consolidated Balance Sheet
                            As of December 31, 1999
                                  (Unaudited)
                            (Dollars in thousands)

                                              Historical    Sale of       Annuity      Recapitalization
                                               PennCorp     Waco(3)    Reinsurance(4)        Plan                     Pro Forma
                                               --------     ----       -----------           ----                     ----------
Investment assets, including cash
  and cash equivalents......................  $2,751,223   $(515,582)      $(467,991)    $   (55,646)(5)(10)          $1,712,004
Present value of insurance in force.........     119,766          --         (12,802)                --                  106,964
Deferred policy acquisition costs...........     113,726     (39,386)         (4,229)                --                   70,111
Cost in excess of net assets acquired.......      79,725          --              --                 --                   79,725
Income taxes, principally deferred..........     111,517     (22,451)          1,728             (7,015)(11)              83,779
Other assets................................     112,191     (19,617)        490,720             (2,051)(12)             581,243
                                              ----------   ---------       ---------     --------------               ----------
   Total assets.............................. $3,288,148   $(597,036)      $   7,426     $      (64,712)              $2,633,826
                                              ==========   =========       =========     ==============               ==========

Insurance liabilities.......................  $2,756,957   $(479,023)      $      --                 --               $2,277,934
Notes payable...............................     279,646    (100,000)             --            (89,646)(5)(6)(7)         90,000
Other liabilities...........................      98,579      (9,312)         10,635             (3,337)(9)               96,565
Convertible preferred stock.................     271,952          --              --           (271,952)(9)                   --
Common shareholders' equity (deficit).......    (118,986)     (8,701)         (3,209)           300,223 (9)              169,327
                                              ----------   ---------       ---------     --------------               ----------
Total liabilities and shareholders' equity..  $3,288,148   $(597,036)      $   7,426     $      (64,712)              $2,633,826
                                              ==========   =========       =========     ==============               ==========

          Notes to Unaudited Pro Forma Condensed Financial Information

(1) Policy revenues consist of premiums from fixed benefit products and traditional life products, and policy charges and other policy considerations from interest sensitive life products and accumulation products. Also included is revenue from internal exchanges and supplemental contracts.

(2) Included in the results of operations for the year ended December 31, 1999 are the results of businesses disposed of throughout the year including the results of: (i) Professional Insurance Company disposed of March 31, 1999
     (ii) the United Life Assets disposed of April 30, 1999, (iii) KIVEX.com, Inc. disposed of June 30, 1999 and (iv) the Career Sales Division disposed of July 30, 1999. The pro forma results of operations eliminates the impact on the Company's statement of operations of each of Businesses held for Sale as if such dispositions occurred on January 1, 1999. Proceeds from the dispositions of the Business Held for Sale aggregated approximately $298.5 million of which $267.0 million was utilized to reduce indebtedness under the Company's Bank Credit Facility. Had the reduction in indebtedness occurred on January 1, 1999, the Company's aggregate interest expense for the period ended December 31, 1999 would have been reduced by $9.1 million.

(3) Included in the results of operations for the year ended December 31, 1999 are the results of the Waco-based insurance operations which were disposed of February 4, 2000. The pro forma results of operations eliminates the impact of each of the Waco-based insurance operations as if such disposition occurred on January 1, 1999. Proceeds from the disposition of the Waco-based insurance operations aggregated approximately $103.3 million of which $100.0 million was utilized to reduce the principal amount of indebtedness under the Company's Bank Credit Facility. Had the reduction in indebtedness occurred on January 1, 1999, the Company's aggregate interest expense for the period ended December 31, 1999 would have been reduced by approximately $8.9 million.

(4) In connection with proposed Recapitalization Plan, Southwestern Life and Security Life intend on entering into a reinsurance agreement to reinsure substantially all their deferred annuity business. It is anticipated that the reinsurance agreement will result in the Company realizing a deferred gain of approximately $10.6 million which will be recorded as an other liability. The pro forma results of operations for the period ended December 31, 1999 assumes that the reinsurance agreement was entered into on January 1, 1999 which would result in the Company realizing $1.3 million of the deferred gain as income in the statement of operations based upon the Company's estimate of the emergence of profits associated with this block of business which is included in other income. The reinsurance transaction contemplates the Company transferring invested assets aggregating approximately $468.0 million to a trust for the benefit of the reinsurer. The Pro Forma Financial Information eliminates the impact of the deferred annuity block of business including related policy revenues, investment income, policyholder benefits and amortization of related insurance assets as though the reinsurance transaction occurred January 1, 1999. Under the terms of the proposed reinsurance transaction, the Company would receive certain expense allowances aggregating approximately $1.0 million on a pro forma basis for the continued servicing and administration of this block of business.

(5) As a result of the reduction in regulatorily required capital from instituting the reinsurance agreement noted in (4) above, Southwestern Life and Security Life intend to make a dividend to the Company aggregating approximately $55.0 million as part of the Recapitalizatoin Plan. The Company intends to utilize such funds to reduce the amount of existing indebtedness which would have reduced interest costs by approximately $5.2 million for the year ended December 31, 1999. The pro forma results of operations assumes that the reduction in indebtedness and related invested assets occurred as of January 1, 1999. Utilizing the average return on invested assets of 7.1% results in a reduction of $3.9 million in investment income.

(6) The Recapitalization Plan includes the issuance of 3,800,000 new Common Shares at $12.50 per share for aggregate proceeds of $46.1 million, net of certain underwriting fees aggregating approximately $1.4 million. The net proceeds from the new Common Shares will be used to reduce the indebtedness of the Company. The pro forma results of operations considers the impact of the utilization of the net proceeds to reduce indebtedness as if such proceeds were available January 1, 1999 resulting in a $4.4 million reduction in associated interest costs.

(7) The Recapitalization Plan contemplates the Company entering into a new bank credit facility with the amount of drawn funds to aggregate $90 million. The pro forma statement of operations assumes that the Company entered in the new bank credit facility as of January 1, 1999 which would have resulted in the Company realizing interest and deferred debt cost amortization savings of approximately $3.9 million for the period ended December 31, 1999 as a result of the difference in the weighted average borrowing rates and other debt issuance costs.

(8) During 1999, the Company established certain valuation allowances as the result of the increased likelihood that certain net operating losses and other tax assets would not be utilized due to the impact of the disposition of certain businesses or a potential impact of a "change of control" as defined by the Internal Revenue Code Section 382. The pro forma results of operations assumes that each of the dispositions and the Recapitalization Plan occurs as of January 1, 1999 resulting in the related potential impacts also occurring as of January 1, 1999 and hence such amounts have been eliminated from the pro forma statement of operations.

(9) The Recapitalization Plan contemplates that the previously issued Common Shares will be cancelled and that the existing Preferred Shares will be converted into one share of new Common Stock. As a result the number of issued and outstanding Common Shares will be reduce by 20,295 shares (including the impact of the newly issued shares and the converted preferred shares) and the Company will no longer accrue dividends on the Preferred Shares. During 1999, the Company accrued $17.8 million of Preferred Stock dividends. In addition, as of December 31, 1999 the Company had recorded a liability of $3.3 million for inter-period Preferred Stock dividends not yet declared.

(10) The Recapitalization Plan contemplates the payment of a break fee to Swiss Re of $6.0 million and estimated closing costs of $7.5 million.

(11) With the consummation of the Recapitalization Plan there is increased likelihood that certain net operating losses and other tax assets would not be utilized due the potential impact of a change in control as defined by Internal Revenue Code Section 382. The Company estimates that on a pro forma basis an additional $7.0 million of tax valuation allowance should be established.

(12) As a result of the pro forma repayment of the old debt, unamortized deferred debt issuance costs of $2.1 million associated with the debt are eliminated on a pro forma basis.

            Projected Pro Forma Condensed Statement of Operations
                     For the Five Year Projection Period
                                 (Unaudited)
                 (Dollars in thousands, except per share data)

                                                    Pro Forma                                 Projected
                                                   ---------      --------------------------------------------------------------
                                                      1999        Year 1        Year 2        Year 3        Year 4        Year 5
                                                      ----        ------        ------        ------        ------        ------
Operating Data:
--------------
Revenues:
    Policy revenues..............................   $137,364      $141,255      $156,577      $168,710      $180,672      $192,488
    Net investment income........................    122,140       118,755       116,038       113,536       111,389       110,261
    Other income.................................      1,329         1,329         1,241         1,152         1,083           975
    Net gains (loss)  from sale of subsidiaries..       (689)           --            --            --            --            --
                                                    --------      --------      --------      --------      --------      --------

         Total revenues..........................    260,144       261,339       273,856       283,398       293,144       303,724
                                                    --------      --------      --------      --------      --------      --------

Benefits and expenses:
    Policyholder benefits........................    172,374       156,254       163,050       161,827       163,666       165,819
    Amortization of present value of insurance
     in force and deferred policy acquisition
     cost........................................     27,130        27,450        27,612        28,477        29,604        30,410
     Amortization of costs in excess of net
      assets acquired............................     11,572         3,480         3,480         3,480         3,480         3,480
    Underwriting and administrative expenses.....     74,539        40,076        41,994        48,689        52,504        57,261
     Restructuring costs.........................      5,195            --            --            --            --            --
                                                    --------      --------      --------      --------      --------      --------

        Total benefits and expenses..............    290,810       227,260       236,136       242,473       249,254       256,970
                                                    --------      --------      --------      --------      --------      --------

Income (loss) before interest and income taxes...    (30,666)       34,079        37,720        40,925        43,890        46,754
    Interest.....................................      9,000         9,000         8,963         7,763         5,815         3,952
                                                    --------      --------      --------      --------      --------      --------

Income (loss) before income taxes................    (39,666)       25,079        28,757        33,162        38,075        42,802
    Income taxes.................................      2,555         9,994        11,283        12,825        14,544        16,199
                                                    --------      --------      --------      --------      --------      --------

Net income (loss)................................   $(42,221)     $ 15,085      $ 17,474      $ 20,337      $ 23,531      $ 26,603
                                                    ========      ========      ========      ========      ========      ========

PER SHARE INFORMATION:
    Net income (loss) applicable to common stock:
        Basic....................................     $(4.66)        $1.67         $1.93         $2.24         $2.60         $2.94
        Diluted(1)...............................     $(4.66)        $1.67         $1.93         $2.24         $2.60         $2.94

Weighted average number of common shares
 outstanding
        Basic....................................      9,059         9,059         9,059         9,059         9,059         9,059
        Diluted..................................      9,059         9,059         9,059         9,059         9,059         9,059

Other Data:
----------
Ratio of debt to operating Company earnings
 before
        interest and taxes.......................         --           233%          233%          177%          111%           48%
Ratio of operating Company earnings before
 interest
        and taxes to interest....................         --           428%          372%          423%          612%          989%
Ratio of operating Company earnings before
 interest and
        taxes to interest and scheduled debt
         reductions..............................         --           428%          189%          166%          197%          239%

____________________

(1) The proposed Recapitalization Plan contemplates the issuance of 640,000 options to acquire new common stock. (See "The Plan of Reorganization - Issuances to Management and Consultants"). Calculation of diluted earnings per share is not possible; however, the options could result in dilution.

           Projected Pro Forma Condensed Consolidated Balance Sheet
                      For the Five Year Projection Period
                                  (Unaudited)
                 (Dollars in thousands, except per share data)

                                                        Pro Forma                               Projected
                                                        ---------     -------------------------------------------------------------
                                                           1999       Year 1       Year 2       Year 3       Year 4       Year 5
                                                           ----       ------       ------       ------       -------      ------
Invested assets, including cash and cash equivalents..  $1,712,004   $1,704,512   $1,680,425   $1,656,658   $1,630,932   $1,616,602
Present value of insurance in force...................     106,964       94,586       84,217       75,232       67,345       60,538
Deferred policy acquisition costs.....................      70,111       80,310       97,081      118,520      141,889      165,896
Costs in excess of net assets acquired................      79,725       76,245       72,766       69,286       65,806       62,327
Income taxes, principally deferred....................      83,779       83,779       83,779       83,779       83,779       83,779
Other assets..........................................     581,243      523,122      470,807      423,726      381,354      343,218
                                                        ----------   ----------   ----------   ----------   ----------   ----------
     Total assets.....................................  $2,633,826   $2,562,554   $2,489,075   $2,427,201   $2,371,105   $2,332,360
                                                        ==========   ==========   ==========   ==========   ==========   ==========

Insurance liabilities.................................  $2,277,934    2,193,271    2,115,556    2,053,983    1,994,054    1,950,458
Notes payable.........................................      90,000       89,635       77,638       58,152       39,517       18,740
Other liabilities.....................................      96,565       95,236       93,995       92,843       91,780       90,805
Common shareholders' equity (deficit).................     169,327      184,412      201,886      222,223      245,754      272,357
                                                        ----------   ----------   ----------   ----------   ----------   ----------
     Total assets.....................................  $2,633,826   $2,562,554   $2,489,075   $2,427,201   $2,371,105   $2,332,360
                                                        ==========   ==========   ==========   ==========   ==========   ==========

                                   EXHIBIT G
                                   ---------

                        PENNCORP FINANCIAL GROUP, INC.
                        ------------------------------
                             LIQUIDATION ANALYSIS
                             --------------------


The liquidation analysis presented herein illustrates the hypothetical distribution of proceeds from a sale by the Debtor of its principal life insurance subsidiaries, Southwestern Life and Security Life (the "Life Insurance Subsidiaries"). The illustrative recovery for the various constituents of the capital structure is primarily based on the actuarial valuation of the Life Insurance Subsidiaries, as provided by the Debtor, at 11% to 15% discount rates with no value assumed for new business production. The actual proceeds may vary materially from the actuarial valuation ranges due to market conditions at the time of the sale or the potential for a liquidation process to be viewed as a "fire sale."

It is further assumed that the cash proceeds from the sale of the Life Insurance Subsidiaries is received on November 30, 2000 at which time the Bank Secured Claims are paid in full. The final settlement of Claims and distribution of proceeds to the Holders of Old Notes, other Unsecured Claims and Preferred Stock Equity Interests are presented in three "exit" time frames - November 30, 2000, February 28, 2001 and May 31, 2001.

Other material assumptions regarding the potential proceeds that the Debtor may ultimately distribute to Holders of Claims and Preferred Stock Equity Interests in a liquidation scenario include (i) the cost of administering the case and the amount of allowed administrative claims, (ii) potential tax claims, (iii) possible claims for indemnification arising out of purchase and sale agreements previously executed by the Debtor to the extent not covered by insurance, and
(iv) the value of any other Allowed Claims.

As a result of the Debtor's ownership of life insurance companies, it is subject to "holding company requirements" of the insurance statutes of applicable regulatory authorities. Applicable regulatory authorities have broad regulatory and administrative powers over the Debtor and its insurance subsidiaries that include the authority to take control of these assets if deemed necessary and in the best interest of policyholders. In such an event, the existing claimants of the Debtor may not receive any recovery on their Claims or Preferred Stock Equity Interests or may experience significant time delays in receiving a recovery.